      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY   , 1996

                                            REGISTRATION STATEMENT NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------
                              BMC WEST CORPORATION
             (Exact name of registrant as specified in its charter)

           DELAWARE                                                94-3050454
 (State or other jurisdiction                                   (I.R.S. Employer
     of incorporation or                                         Identification
        organization)                                                 No.)

                             ---------------------

                                1475 TYRELL LANE
                               BOISE, IDAHO 83706
                                 (208) 331-4410

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------

                             DONALD S. HENDRICKSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              BMC WEST CORPORATION
                                1475 TYRELL LANE
                               BOISE, IDAHO 83706
                                 (208) 331-4410

       (Name, address including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   COPIES TO:

         Lawrence Calof, Esq.                     Jonathan I. Mark, Esq.
     GIBSON, DUNN & CRUTCHER LLP                 CAHILL GORDON & REINDEL
  One Montgomery Street, Suite 3100                   80 Pine Street
   San Francisco, California 94104               New York, New York 10005
            (415) 393-8200                            (212) 701-3000

                             ---------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.
                             ---------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                  PROPOSED MAXIMUM
                                                 AMOUNT TO      PROPOSED MAXIMUM     AGGREGATE
              TITLE OF SHARES                        BE          OFFERING PRICE       OFFERING         AMOUNT OF
              TO BE REGISTERED                 REGISTERED (1)    PER SHARE (2)       PRICE (2)      REGISTRATION FEE
Common Stock, $.001 par value (3)...........     2,300,000           $18.25         $41,975,000         $14,474

(1) Includes 300,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the amount of the registration fee based on the high and low sales prices on the Nasdaq National Market on May 9, 1996.

(3) Each share of Common Stock includes a right to purchase one-hundredth of a share of Series C Junior Participating Cumulative Preferred Stock pursuant to a rights agreement between the registrant and American Stock Transfer and Trust Company's Rights Agent.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MAY 14, 1996

                                2,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

    The 2,000,000 shares of common stock, par value $0.001 per share (the "Common Stock"), offered hereby (the "Offering") are being offered by BMC West Corporation ("BMC West" or the "Company"). The Common Stock is quoted on the Nasdaq National Market ("Nasdaq") under the symbol "BMCW." On May 10, 1996, the last reported sales price of the Common Stock on the Nasdaq was $18.75 per share. See "Price Range of Common Stock and Dividend Policy."

    FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 6 TO 7.
                               -----------------
THESE   SECURITIES   HAVE   NOT   BEEN   APPROVED   OR   DISAPPROVED   BY    THE
   SECURITIES    AND   EXCHANGE   COMMISSION    OR   ANY   STATE   SECURITIES
     COMMISSION  NOR  HAS  THE   SECURITIES  AND  EXCHANGE  COMMISSION   OR
       ANY   STATE  SECURITIES   COMMISSION  PASSED   UPON  THE  ACCURACY
           OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY   REPRESENTATION
                       TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------

                                                                   UNDERWRITING
                                           PRICE TO               DISCOUNTS AND              PROCEEDS TO
                                            PUBLIC                 COMMISSIONS*                COMPANY+
Per Share........................             $                         $                         $
Total++..........................             $                         $                         $

- ------------
 * The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

 + Before deducting expenses of the Offering payable by the Company estimated to be $260,000.

 ++  The Company has granted the Underwriters  a 30-day option to purchase up to
    300,000 additional shares of Common Stock on the same terms per share solely to cover over-allotments, if any. If such option is exercised in full, the total price to public will be $ , the total underwriting discounts and
    commissions will  be $         and  the total  proceeds to  Company will  be
    $      . See "Underwriting."
                              -------------------

    The Common Stock is being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that the delivery of certificates therefor will be made at the offices of Dillon, Read & Co. Inc., New York, New York on or
about                , 1996,  against payment  therefor in same  day funds.  The
Underwriters include:

DILLON, READ & CO. INC.                                       PIPER JAFFRAY INC.

                  The date of this Prospectus is        , 1996

                        BMC WEST'S 12-STATE MARKET AREA

    [Map shows an outline of the states of Arizona, California, Colorado, Idaho, Montana, Nevada, New Mexico, Oregon, Texas, Utah, Washington and Wyoming. Dots indicate the locations of BMC West's 52 building materials centers and its corporate headquarters. Certain major cities are shown on the map.]

    BMC West Corporation is a leading regional distributor of building materials to professional contractors and advanced, service-oriented consumers. The Company is one of the largest building materials center operators in the western United States, with 52 centers in 10 western states. BMC West's net sales in 1995 were $630.2 million.
                              -------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND THE NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS AND OTHER INFORMATION INCORPORATED BY REFERENCE HEREIN. EXCEPT WHERE OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS RELATING TO THE OFFERING AND THE PROCEEDS THEREFROM ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED. BMC WEST AND BMC ARE REGISTERED TRADENAMES OF THE COMPANY. OTHER BRAND NAMES OR TRADEMARKS APPEARING IN THIS PROSPECTUS ARE THE PROPERTY OF THEIR RESPECTIVE HOLDERS.

                                  THE COMPANY

    BMC West Corporation ("BMC West" or the "Company") is a leading regional distributor of building materials in the western United States, selling primarily to professional contractors as well as to advanced, service-oriented consumers. In addition to distributing lumber, panel products and other building supplies from manufacturers, the Company conducts value-added activities, which include pre-hanging doors, fabricating roof trusses, pre-assembling windows and pre-cutting lumber to meet customer specifications. The Company operates 52 building materials centers located in Arizona, California, Colorado, Idaho, Montana, Nevada, Oregon, Texas, Utah and Washington. Value-added activities are conducted at 40 separate facilities, most of which are located at building materials center sites.

    BMC West targets primarily the professional contractor market, which is a strategy distinct from that pursued by the high-volume, consumer-oriented home center retailers now found throughout the United States. The Company's professional contractor market consists of persons engaged principally in the construction of single-family homes and, to a lesser extent, multi-family units and light commercial and industrial construction. The Company also targets the repair and remodel market which consists generally of advanced, service-oriented consumers and contractors hired by them, who engage primarily in substantial projects such as room additions, kitchen or bathroom remodeling and fence or deck installations. The Company believes that many of its building materials centers hold a first or second place local market share among professional contractors and that the Company, as a whole, has the largest sales volume of any distributor of building materials serving primarily professional contractors in its 12-state market area.

    Professional  contractors  generally  are  large-volume,  repeat  customers, requiring certainty of product availability and delivery and a number of specialized services typically not offered by home center retailers. BMC West develops long-term relationships with its customers by providing them with a broad range of high-quality products and services. Each of the Company's building materials centers tailors its product and service mix to meet the demands of its local market. The Company's products, which include lumber, panel products, roofing materials, pre-hung doors, roof trusses, pre-assembled windows, cabinets, hardware, paint and tools, are used primarily for new residential construction, light commercial construction and repair and remodeling projects. These products are sold by experienced professionals consisting of both field sales personnel and facility-based sales and support personnel. The Company also offers its customers various services, including assistance with project designs and materials specifications, coordination of delivery of orders to job sites, provision of credit to pre-approved contractors and referral of retail customers to pre-qualified contractors. Complete home packages (delivered to the sites of the Company's builder customers according to their construction schedules) account for a significant amount of BMC West's total sales. Professional contractors accounted for approximately 75% to 79% of the Company's net sales in each of the last three years.

    The Company believes that it is well positioned in some of the most attractive markets for building materials in the United States. Population and migration trends in the markets served by BMC West, as well as the relative strength of many of the local economies in the regions it serves, have resulted in the growth of residential housing in these markets at rates faster than the United States as a whole. BMC West operates centers in 7 of the top 10 fastest growing states over the last five years, based upon U.S. Bureau of the Census estimates. In addition, according to the U.S. Bureau of the Census, the Company's 12-state market area is forecast to outpace the rest of the country in its rate of population growth between 1995 and 2000. The Company believes that these population and migration trends provide a foundation for continued growth. Furthermore, BMC West's 52 building materials centers operate in 18 distinct regional markets, which collectively have a diverse economic base of manufacturing, agricultural, recreational and service-based industries. The Company believes that this geographic diversification lessens the impact on the Company of a downturn in any one of its regional markets.

    BMC West traces its roots through various predecessor companies to 1915. The Company was formed in 1987 through the acquisition of 20 building materials centers from Boise Cascade Corporation and has since grown to 52 centers, predominantly through acquisitions. The key elements of BMC West's strategy for growth, expansion and profit improvement include:

    - strengthening its leadership position in the growing regional markets in which the Company presently operates;

    - acquiring additional building materials centers in new and existing markets in the western United States;

    - increasing emphasis on the development and expansion of value-added operations;

    - refining its organizational structure, management information and computer systems, cost reduction techniques, purchasing expertise and working capital management; and

    - enhancing and expanding its product line and services for professional contractors and advanced, service-oriented consumers.

    BMC West continues to seek acquisitions of building materials centers and value-added facilities that serve professional contractors and advanced, service-oriented consumers in new and existing markets in the western United States. Typically, after an acquisition of a center, the Company enhances the center's sales and service capabilities and expands its product offerings, including value-added products, in an effort to increase sales. In addition, the Company seeks to implement its accounting and management systems in each newly acquired center. These systems assist in the effective management of the Company's inventories and accounts receivable and in efforts to improve customer service. BMC West generally is able to use its centralized purchasing expertise to reduce product costs following acquisitions. The Company believes that the fragmented nature of its industry presents opportunities for additional acquisitions of strategically located building materials centers and value-added facilities.

    The management of BMC West has substantial experience in expanding building materials supply businesses through acquisitions. BMC West's senior management team has worked together for over 18 years and has an average of 27 years of experience with the Company and its predecessors. This depth and breadth of experience extends to the Company's building materials center managers who have an average of approximately 20 years of industry experience.

    As a result of the Company's operating and acquisition strategy, over the last five years BMC West's net sales have increased from $218.8 million in 1991 to $630.2 million in 1995, representing a compound annual growth rate of 30.3%. Over the same period, income from operations has grown at a compound annual rate of 38.8% from $6.3 million in 1991 to $23.4 million in 1995.

    The Company was incorporated in Delaware in 1987. The Company's executive offices are located at 1475 Tyrell Lane, Boise, Idaho 83706, and its telephone number is (208) 331-4410.

                                  THE OFFERING

Common Stock offered............  2,000,000 shares (1)
Common Stock to be outstanding
 after the Offering.............  11,492,983 shares (1)(2)
Use of proceeds.................  To repay indebtedness including  (i) all of the  Company's
                                  10%  Senior Subordinated Notes due 1999 (the "Subordinated
                                  Notes") and (ii) a  portion of the borrowings  outstanding under  the  Company's  revolving  credit  agreement. After completion  of  this  Offering,  the  Company  intends  to
                                  re-borrow   under  its   revolving  credit   agreement  as
                                  necessary from time to time  to fund acquisitions and  for other  general corporate  purposes. See  "Use of Proceeds"
                                  and "Capitalization."
Nasdaq National Market symbol...  BMCW

- ------------------------
(1) Assumes that the Underwriters' over-allotment option is not exercised.

(2) Represents the number of shares of Common Stock outstanding at May 7, 1996, as adjusted to give effect to this Offering. Excludes 620,507 shares reserved for issuance pursuant to options granted under the Company's stock option plans as of May 7, 1996.

                      SUMMARY FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                                                    THREE MONTHS ENDED MARCH
                                                   FISCAL YEARS ENDED DECEMBER(1)                             31,
                                  ----------------------------------------------------------------  ------------------------
                                     1991          1992         1993         1994         1995         1995         1996
                                  -----------  ------------  -----------  -----------  -----------  -----------  -----------
STATEMENT OF INCOME DATA:
Net sales.......................  $  218,768   $   290,957   $  399,597   $  547,109   $  630,201   $  120,519   $  147,599
Gross profit....................      46,548        60,120       83,904      119,158      138,173       27,237       33,084
Income from operations..........       6,294         9,868       19,233       29,484       23,421        2,786        4,195
Net income......................         837         2,616(2)      8,791      14,259        7,765          504          750
Net income per share............  $     0.21   $      0.45(2) $     1.14  $     1.62   $     0.79   $     0.05   $     0.08
Weighted average number of
 common and common equivalent
 shares outstanding.............       3,854         5,701        7,708        8,798        9,752        9,702        9,755

SELECTED OPERATING DATA:
Number of centers at end of
 period.........................          30            32           39           49           52           50           52
Number of value-added facilities
 at end of period...............          16            15           23           32           38           35           39
Same-store sales(3)--percent
 increase (decrease) period to
 period:
  Including price inflation/
   deflation....................           0%           26%          28%          11%          (8)%        (14)%          3%
  Excluding price inflation/
   deflation....................         n/a            16%          14%           8%          (1)%         (4)%          7%

                                                                                              MARCH 31, 1996
                                                                                        --------------------------
                                                                                         ACTUAL    AS ADJUSTED(4)
                                                                                        ---------  ---------------
BALANCE SHEET DATA:
Working capital.......................................................................  $ 107,689   $   107,689
Total assets..........................................................................    275,002       274,644(5)
Long-term debt (net of current portion)...............................................    127,850        92,766
Redeemable preferred stock (net of current redemption requirement)....................        968           968
Stockholders' equity..................................................................     96,725       131,451(5)
Long-term debt as a percentage of total capitalization(6).............................       56.7%         41.2%

- --------------------------
(1) To facilitate industry comparisons, the Company elected in 1994 to change its fiscal year-end from December 28 to December 31.

(2) After an extraordinary charge of $956,000, or $0.17 per share, arising from the early retirement of debt.

(3) Includes centers and value-added facilities that operated for more than nine months of the relevant years or two months of the relevant quarters. "Price inflation/deflation" refers to the effect on sales primarily attributable to changes in commodity wood product prices. See "Risk Factors--Prices of Commodity Wood Products."

(4) Adjusted to reflect the sale of the 2,000,000 shares of Common Stock offered hereby at an assumed public offering price of $18.75 per share and the application of the estimated net proceeds of the Offering as described in "Use of Proceeds," after deducting estimated underwriting discounts and commissions and offering expenses.

(5)  Includes  after-tax   effect  of  extraordinary,   non-cash  write-off   of
    unamortized loan costs, in the amount of approximately $358,000, associated with repayment of the Subordinated Notes. See "Use of Proceeds."

(6) Total capitalization consists of long-term debt (net of current portion), redeemable preferred stock (net of current redemption requirement) and stockholders' equity.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING ANY SHARES OF THE COMMON STOCK OFFERED HEREBY.

INDUSTRY CONDITIONS; CYCLICALITY; SEASONALITY

    The building materials industry historically has been subject to substantial cyclical variation, and adverse economic changes in the regions served by the Company could have a material adverse effect on the Company's financial condition. The Company's operations have reflected substantial fluctuations from period to period as a consequence of various factors, including general economic conditions, prices of commodity wood products, levels of building activity and interest rates, single-family housing starts, employment levels, consumer confidence and availability of credit to professional contractors and homeowners. Because a substantial percentage of the Company's net sales is attributable to professional contractors, these factors may have a more significant impact on the Company than on companies focused on a broad range of retail customers. See "Business--Industry Overview."

    In addition, although weather patterns affect the Company's results of operations throughout the year, adverse weather historically has reduced construction activity in the first and fourth quarters in the Company's markets. The Company anticipates that fluctuations from period to period will continue in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results and Seasonality."

ACQUISITION AND DEVELOPMENT STRATEGY

    The Company's objective is to continue to acquire building materials centers and to acquire or develop value-added facilities in the western United States. Accomplishing this expansion goal will depend on a number of factors, including the Company's ability to identify and acquire acceptable building materials centers and acquire or develop value-added facilities, hire and train competent managers, integrate new acquisitions into the Company's operations, successfully implement cost reduction and working capital management systems, generate funds from operations and continue to access external sources of financing. There can be no assurance that the Company will be able to continue to identify and complete successful acquisitions. The process of integrating acquired businesses may be prolonged due to unforeseen difficulties and may require a disproportionate amount of resources and management's attention. There can be no assurance that the integration, implementation and expansion of the Company's cost reduction and working capital and other management information and control systems will keep pace with the Company's growth. Future acquisitions may be financed through the incurrence of additional indebtedness or the issuance of equity securities, which may dilute the Company's stockholders. See "Business-- Acquisition Strategy."

RELIANCE ON KEY PERSONNEL; MANAGEMENT OF GROWTH

    The members of the Company's senior management team have worked together for over 18 years, have an average of 27 years experience with the Company and its predecessors and have been a significant factor in the Company's success to date. The Company does not have employment agreements with any members of its management team (other than agreements with respect to termination in the event of a change of control of the Company). The Company believes that its future success, including the skillful management of the Company's growth, will depend on its ability to retain key members of its management team and to attract, train and retain general managers in the future. There can be no assurance that the Company will be able to do so. A failure to retain, acquire and/or adequately train managerial employees sufficient to manage effectively the Company's operations and growth could result in organizational deficiencies and a material adverse impact on the Company. See "Management."

PRICES OF COMMODITY WOOD PRODUCTS

    Historically, approximately 50% of the Company's sales has been attributable to commodity wood products, including lumber and panel products. Approximately 47% of the Company's sales in 1995 was attributable to commodity wood products. Prices of commodity wood products are subject to significant volatility and directly affect the Company's sales. During 1995, the prices of commodity wood products purchased and sold by the Company were on average 14% lower than in 1994, which reduced the rate of increase of both the Company's sales and gross profit and increased costs as a percentage of sales as the Company shipped more product per dollar of sales. Declines in commodity wood prices in the future may have an adverse effect on the Company's results of operations. See "Business--Products."

COMPETITION

    BMC West operates in a highly competitive environment. The Company's centers compete primarily with privately owned, single-site enterprises as well as local and regional building materials chains. To a lesser extent, in certain larger markets the Company also competes with national building materials chains and large home center retailers. Some of these large retailers have substantially greater resources than the Company. Although home center retailers historically have focused their sales efforts on consumers, there can be no assurance that they will not intensify their marketing efforts to professional contractors in the future. Home center retailers may indirectly increase competition in the professional contractor market by prompting smaller local retailers of building materials to increase their focus on this market. See "Business--Competition."

CERTAIN ANTI-TAKEOVER EFFECTS

    Certain provisions of the Company's Certificate of Incorporation and Bylaws, as well as Delaware corporate law and the Company's Stockholder Rights Plan (the "Rights Plan"), may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a stockholder might consider in its best interest. Such provisions also may adversely affect prevailing market prices for the Company's Common Stock. Certain of such provisions allow the Company's Board of Directors to issue, without additional stockholder approval, preferred stock having rights senior to those of the Common Stock. Other provisions impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. In July 1993, BMC West adopted the Rights Plan, pursuant to which holders of the Common Stock received a distribution of rights to purchase additional shares of Common Stock, which rights become exercisable upon the occurrence of certain events. The Rights Plan has certain anti-takeover effects.

RESTRICTIONS ON PAYMENTS OF DIVIDENDS

    The Company has never paid cash dividends on its Common Stock and has no current plans to pay any such dividends in the future. Agreements governing certain of the Company's indebtedness contain provisions that restrict the Company's ability to pay dividends. There can be no assurance as to the amount of funds, if any, that will be available for the declaration and payment of dividends in the future.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered hereby (at an assumed public offering price of $18.75 per share), after deduction of underwriting discounts and commissions and offering expenses, are estimated to be approximately $35,083,750 (approximately $40,385,312, if the Underwriters' over-allotment option is exercised in full).

    The Company intends to use approximately $20.0 million of the net proceeds of this Offering to redeem all of the Subordinated Notes. The Company intends to use the remainder of the net proceeds to pay down a portion of the Company's outstanding indebtedness under the Company's revolving credit agreement (the "Credit Agreement") with Wells Fargo Bank, N.A. and West One Bank, Idaho. All indebtedness under the Credit Agreement bears interest, at the Company's option, at prime to prime plus 0.25% or LIBOR plus 0.625% to 1.625%. The effective annual interest rate on indebtedness under the Credit Agreement was 7.4% at March 31, 1996. See Note 3 of Notes to the Financial Statements. After completion of this Offering, the Company intends to re-borrow under the Credit Agreement as necessary from time to time to fund acquisitions and for other general corporate purposes. Pending the uses described above, the Company intends to invest such net proceeds in short-term, investment-grade, interest-bearing securities.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of March 31, 1996 and as adjusted to give effect to the sale by the Company of the 2,000,000 shares of Common Stock offered hereby (at an assumed public offering price of $18.75 per share) and the application of the proceeds therefrom as described under "Use of Proceeds," after deducting estimated underwriting discounts and commissions and offering expenses. This table should be read in conjunction with the financial statements of the Company, including the related notes thereto, included elsewhere in this Prospectus.

                                                                                       MARCH 31, 1996
                                                                                  ------------------------
                                                                                    ACTUAL    AS ADJUSTED
                                                                                  ----------  ------------
                                                                                       (IN THOUSANDS)
Short-term debt:
  Current portion of long-term debt.............................................  $       96   $       96
  Current redemption requirement on Redeemable Preferred Stock..................       1,000        1,000
                                                                                  ----------  ------------
    Total short-term debt.......................................................  $    1,096   $    1,096
                                                                                  ----------  ------------
                                                                                  ----------  ------------
Long-term debt (net of current portion):(1)
  Revolving credit agreement....................................................  $   32,850   $   17,766
  9.18% unsecured senior notes..................................................      50,000       50,000
  8.10% unsecured senior notes..................................................      25,000       25,000
  10% unsecured senior subordinated notes.......................................      20,000           --
                                                                                  ----------  ------------
    Total long-term debt........................................................     127,850       92,766
                                                                                  ----------  ------------
Redeemable Preferred Stock (net of current redemption requirement)(1)...........         968          968
Stockholders' equity:
  Common Stock, $0.001 par value, 20,000,000 shares authorized;
   9,491,183 shares issued and outstanding; 11,491,183 shares
   issued and outstanding as adjusted(2)........................................           9           11
  Additional paid-in capital....................................................      59,242       94,324
  Retained earnings.............................................................      37,474       37,116(3)
                                                                                  ----------  ------------
    Total stockholders' equity..................................................      96,725      131,451
                                                                                  ----------  ------------
      Total capitalization......................................................  $  225,543   $  225,185
                                                                                  ----------  ------------
                                                                                  ----------  ------------

- ------------------------
(1) See Notes 3 and 4 of Notes to the Financial Statements for a description of the Company's long-term debt and Redeemable Preferred Stock.

(2) Excludes 529,952 shares of Common Stock reserved for issuance pursuant to options granted under the Company's stock option plans. See Note 6 of Notes to the Financial Statements.

(3)   Includes  after-tax   effect  of  extraordinary,   non-cash  write-off  of
    unamortized loan costs, in the amount of approximately $358,000, associated with repayment of 10% unsecured senior subordinated notes.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Common Stock of BMC West has traded on the Nasdaq National Market under the symbol "BMCW" since the Company's initial public stock offering in August 1991. The following table sets forth the high and low closing sales prices of the Common Stock for the periods indicated, as reported by the Nasdaq National Market. Such quotations represent inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

                                                                      HIGH        LOW
                                                                    ---------  ---------
FISCAL 1994
  First Quarter...................................................  $29 1/8    $18 1/6
  Second Quarter..................................................  30         19 3/4
  Third Quarter...................................................  26         14 3/4
  Fourth Quarter..................................................  19         12 3/4
FISCAL 1995
  First Quarter...................................................  15 1/4     11 5/16
  Second Quarter..................................................  17         13 1/2
  Third Quarter...................................................  15 1/2     14
  Fourth Quarter..................................................  14 3/4     12 1/4
FISCAL 1996
  First Quarter...................................................  16 1/4     13
  Second Quarter (through May 10, 1996)...........................  20         15 1/4

    The Company has never paid cash dividends on its Common Stock, and the Board of Directors presently intends to continue this policy in order to retain earnings for use in the Company's business. Agreements governing certain of the Company's indebtedness contain provisions that restrict the Company's ability to pay dividends. At March 11, 1996, the Company's Common Stock was held by approximately 7,808 stockholders of record or through nominee or street name accounts with brokers (233 registered holders). The last sales price for BMC West's Common Stock, as reported by Nasdaq on May 10, 1996, was $18.75.

    All per share amounts, weighted average number of common and common equivalent shares and stock prices presented in this Prospectus reflect the effect of a three-for-two stock split effected in the first quarter of 1994.

                     SELECTED FINANCIAL AND OPERATING DATA

    The following selected financial data for the Company should be read in conjunction with the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The statement of income data for the 1993, 1994 and 1995 fiscal years and the balance sheet data at the end of fiscal years 1994 and 1995 are derived from the financial statements of the Company, audited by Arthur Andersen LLP, independent accountants, which statements are included elsewhere in this Prospectus. The statement of income data for the 1991 and 1992 fiscal years and the balance sheet data at the end of fiscal years 1991, 1992 and 1993 are derived from audited financial statements of the Company, which have been audited by Arthur Andersen LLP, but are not included in this Prospectus or incorporated by reference. The unaudited statement of income data for the three months ended March 31, 1995 and 1996 and the selected unaudited balance sheet data as of March 31, 1995 and 1996 are derived from the Company's books and records and include all adjustments (all of which are of a normal recurring nature) which are, in the opinion of management, considered necessary to present fairly the Company's financial position and results of operations for the periods presented. The operating results for any interim period are not necessarily indicative of results for an entire fiscal year or for future periods. During 1993, the Company dissolved its wholly owned subsidiary and merged all of the subsidiary's assets and liabilities into the Company's accounts. The financial statements for all periods presented include the accounts of the Company and its subsidiary to date of dissolution.

                                                                                             THREE MONTHS ENDED
                                                FISCAL YEAR ENDED DECEMBER (1)                   MARCH 31,
                                     -----------------------------------------------------  --------------------
                                       1991       1992       1993       1994       1995       1995       1996
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF INCOME DATA:
  Net sales........................  $ 218,768  $ 290,957  $ 399,597  $ 547,109  $ 630,201  $ 120,519  $ 147,599
  Cost of sales....................    172,220    230,837    315,693    427,951    492,028     93,282    114,515
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit.....................     46,548     60,120     83,904    119,158    138,173     27,237     33,084
  Selling, general and
   administrative expense..........     41,269     50,688     65,619     91,203    116,353     24,767     29,626
  Other income, net................      1,015        436        948      1,529      1,601        316        737
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income from operations...........      6,294      9,868     19,233     29,484     23,421      2,786      4,195
  Interest expense.................      5,342      4,948      4,554      6,486     10,746      1,959      2,956
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income before income taxes.......        952      4,920     14,679     22,998     12,675        827      1,239
  Income taxes.....................        115      1,348      5,888      8,739      4,910        323        489
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income before extraordinary
   item............................        837      3,572      8,791     14,259      7,765        504        750
  Extraordinary item (2)...........         --       (956)        --         --         --         --         --
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income.......................  $     837  $   2,616  $   8,791  $  14,259  $   7,765  $     504  $     750
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income per share before
   extraordinary item..............  $    0.21  $    0.62  $    1.14  $    1.62  $    0.79  $    0.05  $    0.08
  Extraordinary item (2)...........         --      (0.17)        --         --         --         --         --
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income per share.............  $    0.21  $    0.45  $    1.14  $    1.62  $    0.79  $    0.05  $    0.08
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Weighted average number of common
   and common equivalent shares
   outstanding.....................      3,854      5,701      7,708      8,798      9,752      9,702      9,755
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------

SELECTED OPERATING DATA:
  Number of centers at end of
   period..........................         30         32         39         49         52         50         52
  Number of value-added facilities
   at end of period................         16         15         23         32         38         35         39
  Same-store sales (3)--percent
   increase (decrease) period to
   period:
    Including price inflation/
     deflation.....................          0%        25%        28%        11%        (8)%       (14)%         3%
    Excluding price inflation/
     deflation.....................        n/a         16%        14%         8%        (1)%        (4)%         7%

BALANCE SHEET DATA
 (AT PERIOD END (1)):
  Working capital..................  $  30,130  $  38,899  $  60,321  $  76,201  $ 100,196  $  88,147  $ 107,689
  Total assets.....................     73,489     92,021    142,297    222,450    264,970    235,425    275,002
  Long-term debt (net of current
   portion)........................     32,901     32,343     53,276     76,411    121,120     95,160    127,850
  Redeemable preferred stock (net
   of current redemption
   requirement)....................      4,824      4,858      3,892      2,925      1,960      1,931        968
  Stockholders' equity.............     19,600     33,899     49,510     87,002     95,927     87,232     96,725
  Long-term debt as a percentage of
   total capitalization (4)........       57.4%      45.5%      49.9%      45.9%      55.3%      51.6%      56.7%

- --------------------------
(1) To facilitate industry comparisons, the Company elected in 1994 to change its fiscal year-end from December 28 to December 31.

(2) Extraordinary charge arising from the early retirement of debt.

(3) Includes centers and value-added facilities that operated for more than nine months of the relevant years or two months of the relevant quarters. "Price inflation/deflation" refers to the effect on sales primarily attributable to changes in commodity wood product prices. See "Risk Factors--Prices of Commodity Wood Products."

(4) Total capitalization consists of long-term debt (net of current portion), redeemable preferred stock (net of current redemption requirement) and stockholders' equity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OPERATING RESULTS

    The following table sets forth for the periods indicated, the percentage relationship to net sales of certain costs, expenses and income items. The table and subsequent discussion should be read in conjunction with the financial statements and the notes thereto appearing elsewhere in this Prospectus.

                                                                                               THREE MONTHS
                                                         FISCAL YEARS ENDED DECEMBER         ENDED MARCH 31,
                                                      ----------------------------------  ----------------------
                                                         1993        1994        1995        1995        1996
                                                      ----------  ----------  ----------  ----------  ----------
Net sales...........................................      100.0%      100.0%      100.0%      100.0%      100.0%
Gross profit........................................       21.0        21.8        21.9        22.6        22.4
Selling, general and administrative expense.........       16.4        16.7        18.5        20.6        20.1
Other income, net...................................        0.2         0.3         0.3         0.3         0.5
Income from operations..............................        4.8         5.4         3.7         2.3         2.8
Interest expense....................................        1.1         1.2         1.7         1.6         2.0
Income taxes........................................        1.5         1.6         0.8         0.3         0.3
Net income..........................................        2.2         2.6         1.2         0.4         0.5

FIRST QUARTER OF 1996 COMPARED TO FIRST QUARTER OF 1995

    Net sales for the three months ended March 31, 1996 were $147.6 million, up 22% from the first quarter of 1995 when sales were $120.5 million. The growth in net sales resulted from an increase of 3% in same-store sales from the first quarter of 1995 and from the acquisition of new building materials centers.
Sales in the 1996 period were negatively affected by lower commodity wood product prices. The price decrease contributed to an overall price deflator of more than 4%, the effect of which reduced sales by approximately $6.0 million. Excluding price deflation, same-store sales increased 7%.

    Gross profit as a percentage of sales declined slightly to 22.4% in the first quarter of 1996 from 22.6% in the first quarter of 1995, primarily as a result of a higher percentage of sales to professional contractors (which generally carry lower margins) in the 1996 period compared to 1995.

    Selling, general and administrative ("SG&A") expense was $29.6 million in the first quarter of 1996 as compared to $24.8 million in 1995, but decreased slightly as a percentage of net sales from 20.6% in 1995 to 20.1% in 1996. The Company believes that this reduction was due to improvements in costs associated with integrating the 14 building materials centers acquired in 1994 and 1995. SG&A expense as a percentage of sales in the 1996 period also was negatively impacted by price deflation of 4% compared to the prior year because the Company shipped more product per dollar of sales, which results in higher costs as a percentage of overall sales.

    Interest expense increased to $3.0 million in the first quarter of 1996 from $2.0 million in the same period of 1995, primarily due to additional borrowings to finance working capital growth and acquisitions.

    Other income increased to $737,000 from $316,000 in the 1995 period. This increase in 1996 was the result of a gain of $395,000 on the sale of real property made available by the consolidation of operations in the Puget Sound market.

    Income taxes were provided at estimated annual effective tax rates of 39.5% and 39.1% for the periods ended March 31, 1996 and March 31, 1995, respectively. The increase in the effective tax rate from 1995 was primarily due to book/tax differences in accounting for goodwill in connection with acquisitions in 1994 and 1995.

    As a result of the foregoing factors, net income increased by $246,000, or 48.8%, to $750,000, or 0.5% of net sales in the first quarter of 1996, as compared to $504,000, or 0.4% of net sales, in the first quarter of 1995.

1995 COMPARED TO 1994

    Net sales for 1995 were $630.2 million, an increase of 15% or $83.1 million from 1994. The sales increase reflects $71.1 million attributable to 1995 acquisitions and $52.6 million for a full year of sales for acquisitions made in 1994. Declines in new home construction, as well as lower commodity wood product prices, contributed to a decrease of $40.6 million, or nearly 8% in same-store sales. Excluding price deflation, same-store sales were down 1%. On an overall basis, average sales prices for the Company's products declined about 7%, causing a reduction in sales of approximately $47.4 million. This decrease was due primarily to lower prices for commodity wood products, which were approximately 14% lower in 1995 than in 1994.

    Gross profit increased to 21.9% of net sales in 1995 from 21.8 % in 1994. This slight increase reflects the ongoing efforts of the Company to improve margins through its training programs as well as its increased focus on value-added products, such as roof trusses, pre-hung doors and pre-assembled windows, and increased sales to service-oriented consumers, all of which generally have higher margins.

    During 1995, SG&A expense as a percentage of net sales increased to 18.5% in 1995 from 16.7% in 1994. This increase was attributable primarily to costs incurred integrating locations acquired in 1994 and 1995 and to support acquisitions. These costs included, but were not limited to, the conversion of computerized point-of-sale systems, marketing and sales programs, employee training and upgrading of equipment and facilities to improve operational efficiencies.

    In March 1995, the Company issued $50.0 million of 9.18% unsecured senior notes. The proceeds from the issuance of these notes were used to support the Company's capital expenditure and acquisition activities and increased working capital levels. Primarily due to the issuance of these notes, interest expense increased to $10.7 million in 1995 from $6.5 million in 1994.

    Income taxes were provided at annual effective tax rates of 38.7% and 38.0% for 1995 and 1994, respectively. The increase in the effective tax rate was the result of the income tax impact of acquisitions in 1993 and 1994.

    As a result of the foregoing factors, net income in 1995 decreased by $6.5 million or 45.5% to $7.8 million, or 1.2% of net sales, as compared to $14.3 million, or 2.6% of net sales, in the prior year.

1994 COMPARED TO 1993

    Net sales for 1994 were $547.1 million, an increase of 37% or $147.5 million from 1993. These results were attributable primarily to (i) overall growth in the markets the Company serves, (ii) increased market share, (iii) improvements in operational efficiency and (iv) an aggressive acquisition program. Of the 1994 increase in sales, $57.1 million was contributed by businesses acquired in 1994. Same-store sales in 1994 increased $42.7 million, or 11%. Excluding price inflation, same-store sales were up 8%. On an overall basis, average sales prices for the Company's products increased approximately 3% in 1994. The increase in same-store sales was due in significant part to a high level of building activity in the Company's market area, particularly in Colorado, Idaho, Nevada and Utah. Sales for 1994 also reflected a full year of sales from acquisitions made in 1993; this accounted for $47.7 million of the sales increase over 1993.

    Gross profit increased to 21.8% of net sales in 1994 from 21.0 % in 1993. This increase reflected the ongoing efforts of the Company to improve margins through its training programs, its increased focus on value-added products, such as roof trusses, pre-hung doors and pre-assembled windows and increased sales to the service-oriented consumer, all of which generally have higher margins. During 1993 and 1994, the Company expanded or constructed several value-added operations and acquired several new centers, some of which focused on the service-oriented consumer and some of which offered value-added products.

    SG&A expense, as a percentage of net sales, increased to 16.7% in 1994 from 16.4% in 1993. This increase was principally a function of increased costs associated with integrating acquired locations, partially offset by the Company's continued cost control efforts.

    Interest expense increased to $6.5 million in 1994 from $4.6 million in 1993. Average borrowings under the Credit Agreement increased significantly in 1994 to support the Company's capital expenditure and acquisition activities and increased working capital levels. In addition, the average interest rate under the variable rate Credit Agreement was higher in 1994 than in 1993.

    Income taxes of $8.7 million were provided in 1994, a 38.0% effective rate. In 1993, income taxes were $5.9 million, a 40.1% effective rate. The reduction in the income tax rate was the result of increased sales in states with lower tax rates.

    As a result of the foregoing factors, net income in 1994 increased by $5.5 million or 62.5% to $14.3 million, or 2.6% of net sales, as compared to $8.8 million, or 2.2% on net sales, in the prior year.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's principal needs for capital resources are to finance acquisitions, capital expenditures and increased working capital requirements. The Company's capital base has grown in recent years through the retention of operating earnings and increased borrowings. The Company had $121.1 million of long-term debt outstanding at December 31, 1995, consisting principally of $26.1 million of variable rate borrowings under the Credit Agreement and $95.0 million of term borrowings under fixed rate notes. See Note 3 of Notes to the Financial Statements. At March 31, 1996, the Company had $127.9 million of long-term debt outstanding, consisting principally of $32.9 million of variable rate borrowings under the Credit Agreement and $95.0 million of term borrowings under fixed rate notes.

    OPERATIONS. In 1995, the Company generated $21.3 million of cash from operating activities comprised primarily of net income plus depreciation and amortization charges. In addition, in 1995 the Company reduced inventories at recently acquired locations. Working capital at year-end 1995 was $100.2 million compared with $76.2 million at 1994 year-end. This increase in working capital was attributable primarily to increases in accounts receivable and inventories as a result of the acquisition of four building materials centers in 1995.

    In the first quarter of 1996, the Company used $6.0 million of cash in operating activities. Working capital increased from $100.2 million at December 31, 1995 to $107.7 million at March 31, 1996, due primarily to the seasonal increase in the Company's accounts receivable and inventories and two acquisitions.

    CAPITAL INVESTMENT AND ACQUISITIONS. Capital expenditures, exclusive of acquisitions, totaled $16.9 million in 1995. The principal property and equipment expenditures in 1995 included the completion of the expansion of the Great Falls, Montana center; the construction/expansion of roof truss plants in Boise, Idaho and Fresno, California; the construction of a reload facility in Denver, Colorado; the expansion of the Temple, Texas center and the purchase of new management information systems.

    Cash used for acquisitions totaled $36.4 million in 1995, as the Company completed two acquisitions in 1995 involving four building materials centers. In 1994, the Company completed eight acquisitions involving ten building materials centers for aggregate consideration of $55.1 million, of which $21.5 million was paid in cash, $10.6 million was paid in promissory notes and $23.0 million was paid in Common Stock. Cash used for acquisitions totaled $1.8 million in the first quarter of 1996, as the Company completed acquisitions of three value-added facilities. See "Business--Acquisition Strategy" and Note 2 of Notes to the Financial Statements.

    FINANCING. In March 1995, the Company issued $50.0 million of 9.18% unsecured senior notes due in 2006 and increased the Company's borrowing capacity under the Credit Agreement from $60.0 million to $70.0 million. The borrowings under the Credit Agreement decreased to $26.1 million at 1995 year-end from $31.2 million at 1994 year-end. This overall increase in debt, together with cash flow from operations, funded increased working capital levels, capital expenditures and acquisition activities for 1995. In addition, the security required for the Credit Agreement and the $25.0 million of 8.10% secured senior notes was eliminated. Borrowings under the Credit Agreement increased during the first quarter of 1996 to $32.9 million at March 31, 1996, due primarily to the seasonal increase in the Company's accounts receivable and inventories.

    The various agreements related to long-term borrowings contain financial covenants and restrictions. These covenants require the Company to maintain minimum financial measures and limit additional debt, stock repurchases, dividend payments, capital asset additions, liens on assets and business combinations. These covenants and restrictions have not materially impacted the Company's operations.

    Based on its ability to generate cash from operations and the available borrowing capacity at March 31, 1996 of $37.1 million under the Credit Agreement (availability of which is subject to the satisfaction of certain customary borrowing conditions), the Company believes it will have sufficient funds to meet its currently anticipated requirements.

QUARTERLY RESULTS AND SEASONALITY

    Although weather affects the Company's results of operations throughout the year, adverse weather historically has reduced construction activity in the first and fourth quarters in the Company's markets. In addition, quarterly results historically have reflected, and are expected in the future to reflect, fluctuations from period to period as a consequence of the impact of various other factors, including general economic conditions, prices of commodity wood products, levels of building activity and interest rates, single-family housing starts, employment levels, consumer confidence and the availability of credit to professional contractors and homeowners. The composition and level of working capital typically has changed with the level of sales, with the Company's inventories and receivables increasing during periods of rapidly increasing sales. Working capital levels (receivables and inventories) typically increase in the second and third quarter of the year due to higher sales during the peak building and construction season. These increases historically have resulted in negative operating cash flows during this peak season, which have been financed generally through borrowings under the Credit Agreement. Collection of receivables and reduction in inventory levels following the peak of the building and construction season have more than offset this negative cash flow in recent years. The Company believes it will continue to generate positive annual cash flows from operating activities.

                                    BUSINESS

GENERAL

    BMC West is a leading regional distributor of building materials in the western United States, selling primarily to professional contractors, as well as to advanced, service-oriented consumers. In addition to distributing lumber, panel products and other building supplies from manufacturers, the Company conducts value-added activities, which include pre-hanging doors, fabricating roof trusses, pre-assembling windows and pre-cutting lumber to meet customer specifications. The Company operates 52 building materials centers located in Arizona, California, Colorado, Idaho, Montana, Nevada, Oregon, Texas, Utah and Washington. Value-added activities are conducted at 40 separate facilities, most of which are located at building materials center sites.

    BMC West targets primarily the professional contractor market, which is a strategy distinct from that pursued by the high-volume, consumer-oriented home center retailers now found throughout the United States. The Company's professional contractor market consists of persons engaged principally in the construction of single-family homes and, to a lesser extent, multi-family units and light commercial and industrial construction. Professional contractors generally are large-volume, repeat customers requiring certainty of product availability and delivery and a number of specialized services typically not offered by home center retailers. The Company also targets the repair and remodel market which consists generally of advanced, service-oriented consumers and contractors hired by them, who engage primarily in substantial projects such as room additions, kitchen or bathroom remodeling and fence or deck installations.

    BMC West develops long-term relationships with its customers by providing them with a broad range of high-quality products and services. Each of the Company's building materials centers tailors its product and service mix to meet the demands of its local market. The Company's products, which include lumber, panel products, roofing materials, pre-hung doors, roof trusses, pre-assembled windows, cabinets, hardware, paint and tools, are used primarily for new residential construction, light commercial construction and repair and remodeling projects. These products are sold by experienced professionals consisting of both field sales personnel and facility-based sales and support personnel. The Company offers its customers various services, including assistance with project designs and materials specifications, coordination of delivery of orders to job sites, provision of credit to pre-approved contractors and referral of retail customers to pre-qualified contractors. Complete home packages (delivered to the sites of the Company's builder customers according to their construction schedules) account for a significant amount of BMC West's total sales. In each of the last three years, professional contractors accounted for approximately 75% to 79% of the Company's net sales, and advanced, service-oriented consumers accounted for approximately 19% to 24% of the Company's net sales.

INDUSTRY OVERVIEW

    The building materials distribution industry is characterized by its substantial size, highly fragmented ownership structure and dependence on the cyclical and seasonal construction industry. According to the United States Department of Commerce, sales of building materials, lumber and hardware in the United States in 1995 totaled approximately $110 billion. According to industry sources, no building materials distributor accounted for more than 11% of the total market in 1995.

    Building materials distributors generally concentrate on serving either service-oriented professional contractors or price-oriented retail consumers. Contractor-oriented building materials distributors, such as BMC West, tend to focus on contractors and advanced consumers and compete principally on the basis of service, product quality and availability, on-time delivery, credit availability and reliability, as well as price. Home center retailers, on the other hand, target the mass consumer market, in which competition is based principally on price, merchandising, location and cooperative advertising. Typically, contractor-oriented distributors offer a greater range of services and a wider variety of high quality building products than home center retailers.

    The contractor-oriented building materials distribution industry is characterized by a large number of privately owned, small, regional distribution companies and single-site enterprises. These businesses are typically family run, relationship-based operations which focus on offering service, delivery and reliability to their customers. As a result of their size, many of these businesses do not possess sophisticated working capital management and control systems and generally lack the purchasing expertise of a large entity, such as BMC West. Because of these factors, the Company believes that these businesses include a number of attractive acquisition candidates.

    The building materials distribution industry is closely linked to the economic cycles and seasonality associated with the construction industry. The Company monitors the issuance of new housing permits as an important indicator of its potential future sales volume. Construction expenditures are largely a function of new residential, commercial and industrial building demand and repair and remodeling projects undertaken. Residential construction is closely linked to new job formation, household formation, interest rates, housing affordability, availability of mortgage financing, regional demographics and consumer confidence. Commercial construction is significantly affected by vacancy and absorption rates, interest rates, long-term regional economic outlooks and the availability of financing. Industrial construction expenditures are linked to the industrial economic outlook, corporate profitability, interest rates and capacity utilization. In difficult economic environments, repair and remodeling expenditures generally represent a greater percentage of housing construction expenditures as new housing starts decline. BMC West centers target participants in all of these sectors, although economic conditions frequently dictate which sector they may emphasize at a given time. A key attribute of the contractor-oriented building materials distribution industry is that professional contractors typically use the same building materials supplier for all of their projects. In order to generate and maintain this loyalty, suppliers generally focus on providing the professional contractor with service, quality, on-time delivery and value-added services.

GEOGRAPHIC MARKETS

    The Company believes that it is well positioned in some of the most attractive markets for building materials in the United States. Population and migration trends in the markets served by BMC West, as well as the relative strength of many of the local economies in the regional markets it serves, have resulted in the growth of residential housing in these markets at rates faster than the United States as a whole. BMC West operates centers in 7 of the top 10 fastest growing states over the last five years, based upon U.S. Bureau of the Census estimates. In addition, according to the U.S. Bureau of the Census, the Company's 12-state market area is forecast to outpace the rest of the country in its rate of population growth between 1995 and 2000. The Company believes that these population and migration trends provide a foundation for continued growth.

    Furthermore, BMC West's 52 building materials centers operate in 18 distinct regional markets, which collectively have a diverse economic base of manufacturing, agricultural, recreational and service-based industries. The Company believes that this geographic diversification lessens the impact on the Company of a downturn in any one of its regional markets.

OPERATING STRATEGY

    BMC West's management has organized its 52 building materials centers as autonomous, decentralized units capable of responding to local market needs and offering competitive prices. Center managers have a substantial degree of control over inventory, merchandising and pricing, and can develop their own specific programs to meet the needs of their particular markets. The Company's decentralized, microcomputer based, point-of-sale information system provides each center manager with real-time pricing, inventory availability and margin analysis. At the same time, the Company provides centralized purchasing management, credit and financial controls, management information systems, training and marketing support. The compensation of substantially all of the employees of each unit is based, in part, on the performance of the individual unit.

    BMC West believes that many of its building materials centers hold a first or second place local market share among professional contractors and that the Company, as a whole, has the largest sales volume of any distributor of building materials serving primarily professional contractors in its 12-state market area. The Company intends to maintain its leadership position in these markets by continuing to provide a broad range of high-quality products and services to professional contractors and advanced, service-oriented consumers. The services provided by the Company include assisting customers with project designs and materials specifications, delivering orders to job sites, providing credit to pre-approved contractors, and referring consumers to pre-qualified contractors. In addition to distributing products from manufacturers, the Company currently conducts value-added operations at 40 facilities (most of which are located at building materials center sites) in eight states, as compared to 16 such facilities in six states at the end of 1991. Value-added facilities generally are constructed or acquired at or near a center and can service a sales area 35 to 45 miles in radius. The Company plans to introduce value-added products such as pre-hung doors, roof trusses and pre-assembled windows in more of the markets served by the Company. These products generally carry higher gross margins than commodity wood products.

    The Company continues to enhance and broaden its customer services, which include new programs developed by its building materials center managers and corporate management. For example, at certain of its locations, the Company conducts "How-To" seminars for consumers, refers retail customers to pre-qualified contractors and offers a private label credit card. BMC West's decentralized operating philosophy permits unit managers to respond to the needs of their local markets with creative new products and services. The Company continues to upgrade its consumer advertising and merchandising, particularly in smaller markets where it places more focus on advanced, service-oriented consumers.

    BMC West's total quality management program defines quality as providing the best products and services at the right place at the right time. The program provides an environment for employees to identify cost reduction and margin improvement opportunities, empowers all employees to make significant contributions and work together as a team and measures BMC West's performance and follow through on improvement efforts. Quality teams at BMC West locations seek to make specific, measurable improvements in the Company's critical processes, including order processing, inventory control, delivery and customer assistance. These teams include employees from all functional areas and backgrounds. The Company supports this program through training and the sharing of ideas among locations.

ACQUISITION STRATEGY

    BMC West continues to seek acquisitions of building materials centers and value-added facilities that serve professional contractors and advanced, service-oriented consumers in new and existing markets in the western United States. The Company believes that the fragmented nature of its industry presents opportunities for additional acquisitions of strategically located building materials centers and value-added facilities. The management of BMC West has substantial experience in expanding building materials supply businesses through acquisitions. Over the past several years, the Company's management has contacted and visited many acquisition candidates in the western United States. In addition, the Company is contacted regularly by persons seeking to sell their businesses. The Company believes that, due to professional contractor loyalty to existing centers, the most expedient way for BMC West to enter new geographic markets is through acquisitions. The Company also believes that the availability of a public market for its Common Stock provides it with additional flexibility in pursuing acquisitions.

    While the Company evaluates each potential acquisition candidate on its individual merits, its primary objective has been to acquire profitable building materials centers that meet certain general criteria. The typical targeted acquisition candidate is located on a 5 to 10 acre site which includes 8,000 to 15,000 square feet of indoor showroom and contractor sales space and 20,000 to 50,000 square feet of covered storage area, with reasonable access to the local road system and proximity to regional areas of construction demand. Additional factors include the reputation of the center among local contractors and the quality of the center's management and sales organization.

    Typically, after an acquisition of a center, the Company enhances the center's sales and service capabilities and expands its product offerings, including value-added products, in an effort to increase sales. In addition, the Company seeks to implement its accounting and management systems in each newly acquired center. These systems assist in the effective management of the Company's inventories and accounts receivable and in efforts to improve customer service. BMC West generally is able to use its centralized purchasing expertise to reduce product costs following acquisitions. See "Risk Factors--Acquisition and Development Strategy."

    In 1994, the Company acquired 10 locations in Arizona, Colorado, Texas and Washington for aggregate consideration of $55.1 million, of which $21.5 million was paid in cash, $10.6 million was paid in promissory notes and $23.0 million was paid in Common Stock of the Company. In 1995, the Company acquired four locations in Texas for aggregate consideration of $36.4 million in cash. To date in 1996, the Company has acquired three value-added facilities in Texas and Utah for aggregate consideration of $3.4 million in cash. The following chart sets forth the number of building materials centers acquired and consolidated by the Company during each of the last five fiscal years. See Note 2 of Notes to the Financial Statements.

                                                   1991         1992         1993         1994         1995
                                                   -----        -----        -----        -----        -----
Beginning balance.............................          29           30           32           39           49
Acquisitions..................................           1            3            7           10            4
Other*........................................      --               (1)      --           --               (1)
                                                        --           --           --           --           --
Ending balance................................          30           32           39           49           52
                                                        --           --           --           --           --
                                                        --           --           --           --           --

           ----------------------------------------------
           * In 1992, the Company consolidated its Santa Rosa, California center with its Modesto, California center. In 1995, the Company consolidated its Oakhurst, California center with its Fresno, California center.

PRODUCTS

    Each BMC West center carries a core of approximately 9,000 stock keeping units ("SKUs"), plus an average of an additional 6,000 SKUs, the product mix of which varies by location. The Company's principal products include lumber, panel products, roofing materials, pre-hung doors, roof trusses, pre-assembled windows, cabinets, hardware, paint and tools. In addition to distributing such products, the Company conducts value-added activities, which include pre-hanging doors, fabricating roof trusses, pre-assembling windows and pre-cutting lumber to meet customer specifications.

    The following table sets forth information regarding the percentage of net sales represented by the specified categories of products sold at the Company's centers during each of the last three fiscal years. While the Company believes that the percentages included in the table generally indicate the mix of the Company's sales by category of product, the specific percentages are affected year-to-year by changes in the prices of commodity wood products as well as changes in unit volumes sold.

CATEGORY OF PRODUCT                                                       1993          1994          1995
- --------------------------------------------------------------------     ------        ------        ------
Wood products (lumber and panel products)...........................          56%           51%           47%
Building materials (roofing, siding, insulation and steel)..........          23            23            23
Millwork (pre-hung doors, trusses, windows and moldings)............          13            15            18
Other (paint, hardware, tools, electrical and plumbing).............           8            11            12
                                                                              --            --            --
                                                                             100%          100%          100%
                                                                              --            --            --
                                                                              --            --            --

    The Company fabricates roof trusses used to form roof support systems and pre-hung door units and pre-assembled window units for the residential and light commercial building markets. Door and window units are purchased and pre-assembled to  contractor specifications  using a  variety of  moldings.  The door, truss and window product lines are particularly attractive since they generally carry higher margins and are not offered by many building materials centers or home center retailers. The Company believes that its ability to provide pre-hung doors, roof trusses and pre-assembled windows in a number of locations is a competitive advantage when soliciting business from contractors. Inventories of door units, roof trusses and pre-assembled windows are predominantly work-in-process, as these units are usually built to order.

    The Company's customers generally order products, including pre-hung doors, roof trusses, and pre-assembled windows on an as-needed basis. Therefore, virtually all product shipments in a given fiscal quarter result from orders received in that quarter. Consequently, order backlog represents only a small percentage of the product sales anticipated by the Company in a given fiscal quarter and is not indicative of the Company's actual sales for any future fiscal period.

    As a distributor of building materials and products, the Company regularly monitors innovations in product design to meet its customers' needs. The Company test markets products that substitute for dimensional lumber and has for a number of years distributed alternative products, such as engineered wood products and steel studs, and has provided its builder customers information and instruction on the use of such products.

SALES AND MARKETING

    Each of BMC West's 52 building materials centers tailors its product and service mix to the needs of its local market and operates as a separate profit center. The Company reaches its professional contractor customers mainly through field sales representatives, advertisements in trade journals and local promotional events. The Company's customers include a broad base of professional contractors and advanced, service-oriented consumers. No single customer accounted for more than 2% of net sales in 1995.

PROFESSIONAL CONTRACTOR MARKET

    The professional contractor market is comprised of two major customer segments, new housing contractors and commercial and industrial contractors. The Company's sales to professional contractors accounted for approximately 75% of 1995 net sales (including 67% to new housing contractors and 8% to commercial and industrial contractors). Professional contractors accounted for approximately 75% to 79% of the Company's net sales in each of the last three years. A significant amount of this business consisted of sales of complete home packages, including framing lumber, panel products, pre-hung doors and trim packages, roof trusses, pre-assembled windows and other products required to construct or improve a home.

    BMC West provides a wide range of customer services to professional contractors to meet their needs for credit, delivery and expert assistance. While pricing is an important purchasing criterion for these customers, the Company believes that other factors such as coordinated on-time deliveries, quality and availability of products, relationships with salespeople, credit availability and technical support are equally important. The Company believes that its skills in these areas are important competitive advantages.

    BMC West's principal channel for reaching the professional contractor market is a sales force of approximately 230 field sales representatives supported by approximately 215 facility-based salespeople. Field sales representatives actively solicit business and work with the facility-based managers to develop bids for contractor projects. The Company provides sales training for all sales representatives and sales management training for all sales managers and center managers. Sales representatives are compensated through a combination of salary and commission based on individual sales volume and gross margin.

    BMC West's center managers ensure that building materials are delivered according to contractor specifications and schedules. Technical personnel involved in purchasing, dispatching, invoicing and credit support both field sales personnel and center managers to enhance customer satisfaction.

REPAIR AND REMODEL MARKET

    The repair and remodel market consists generally of advanced, service-oriented consumers and repair and remodel contractors hired by them. The Company's sales to these customers accounted for approximately 24% of 1995 net sales and for approximately 19% to 24% of net sales in each of the last three years. The Company's sales to this market generally carry higher margins than sales to the professional contractor market. The volume of sales to this market varies depending on location, with the Company actively pursuing repair and remodel business in smaller markets which have not attracted large home center retailers. Showroom space varies from store to store, typically ranging from approximately 5,000 to 20,000 square feet. This space features attractive displays and is frequently remerchandized to reflect product and service improvements. Sales personnel are trained to service both the more sophisticated contractor and the individual consumer, thereby providing the consumer with professional advice for home improvement projects.

    To enhance public exposure, BMC West frequently advertises in local newspapers, incorporates special display signs in its stores and uses promotional events such as "How-To" programs sponsored by manufacturers of building materials. Management believes that these advertising and promotion programs, in conjunction with the Company's experienced sales staff, enable BMC West to compete effectively in the repair and remodel market.

CREDIT

    Overall credit policy for sales to contractors is established by corporate management, but each center has responsibility for overseeing local accounts. The individual center managers and their staff are trained to have a thorough understanding of state lien laws, which provide security for the Company's accounts receivable. The Company's credit policies, together with daily computer monitoring of customer balances, have resulted in an average bad debt expense of approximately 0.16% of net sales during the last five years, with no single year exceeding 0.22%. The Company believes that its bad debt expense levels are among the lowest in the industry.

    In addition to the credit extended by the Company, the Company accepts third-party credit cards such as MasterCard, Visa, American Express and Discover. BMC West also offers a private-label credit card to individual customers. The BMC West card provides customers with rapid access to revolving credit lines and offers them opportunities to take advantage of deferred financing and other promotions. This program is owned and administered by Household Retail Services, a division of Household Bank, N.A., and is without recourse to BMC West. Household Retail Services handles all credit approval and charge administration functions, and the Company receives payment within two days of submitting charge data. Use of the credit card program gives BMC West a low-cost means of extending credit to these customers without credit exposure.

    Approximately 87% of the Company's sales in 1995 were made to customers to whom the Company had extended credit for such sales. The remaining 13% of sales in 1995 included cash purchases and purchases made with third-party credit cards and the Company's private-label credit card.

MANAGEMENT INFORMATION SYSTEMS

    BMC West's financial information, operational data, and other related statistical information are processed and maintained at its headquarters on a network of server computers and work stations. The Company recently installed a state-of-the-art financial reporting and relational database system designed by Oracle Corporation. The flexible nature of the Company's installed network allows for accumulation, processing and distribution of information using industry standard computing resources and programs. The point-of-sale information systems used by BMC West operate on IBM RS6000 computers located at each center. These on-line systems provide real-time pricing, inventory availability and margin analysis, allowing each center's sales staff to serve its customers better, while giving management the ability to access and use timely information to improve operations. Management believes that these systems also have enabled the Company to enhance profit margins, improve inventory turnover through identification and elimination of low-turnover items, accelerate analysis of sales trends and accounts receivable and better monitor employee productivity, customer credit limits and lien protections.

PURCHASING

    The Company purchases merchandise from a large number of manufacturers and suppliers. In 1995, the Company's largest supplier accounted for approximately 7% of the Company's total purchases. In 1994, a different supplier accounted for approximately 11% of the Company's total purchases. The Company does not believe that the loss of any single supplier would have a material adverse effect on the Company.

    The Company purchases a majority of its inventory on a centralized basis in order to capitalize on economies of scale, although a limited amount of purchasing and all ordering is controlled at individual centers in order to respond to local needs. A buying group located at the Company's headquarters handles bulk commodity purchases, negotiates with major lumber and panel products suppliers, and manages relations with the Company's non-commodity suppliers. This group consolidates the Company's purchase orders in order to negotiate the best possible prices and terms. Although the Company seeks to time its purchases to take advantage of price movements, BMC West has a policy not to speculate in the commodity wood products market.

    Approximately 47% of the Company's 1995 sales were attributable to commodity wood products. Prices of commodity wood products are subject to significant volatility and directly affect the Company's sales. During 1995, the prices of commodity wood products purchased and sold by the Company were on average 14% lower than in 1994. The Company has established purchasing and pricing procedures to minimize exposure to inventory writedowns. The Company's commodity buyers monitor inventory and sales levels in each location on a regular basis. With this supply and demand information, buyers can avoid overstocking commodity wood products. As a result, the Company turns its commodity wood product inventory approximately 12 times per year. Such rapid inventory turnover limits the Company's potential exposure to inventory loss from commodity price fluctuations. In addition, the Company's real-time computer network allows the Company to adjust sales prices as purchase prices of commodity products change. See "Risk Factors--Prices of Commodity Wood Products."

    The Company's hardware products are purchased primarily from Cotter & Company ("True Value"), Ace Hardware ("Ace") and Hardware Wholesalers, Inc. ("HWI"). By serving as a True Value, Ace and HWI dealer, the Company eliminates the need to maintain separate distribution centers for such products.

COMPETITION

    BMC West operates in a highly competitive environment. Due to the regional nature of its industry, BMC West's competitive environment varies by location and by market segment.

    Within the professional contractor market, the Company competes primarily with privately owned, single-site enterprises and local and regional building materials chains. Professional contractors generally select building materials centers on the basis of availability of knowledgeable personnel, on-time delivery, reliable inventory levels, availability of credit and competitive pricing. BMC West believes it competes favorably on each of these bases. The Company's relatively large size also permits it to attract experienced and professional sales and service personnel and provides BMC West the resources to offer Company-wide product and service training programs. By working closely with its contractor customers and utilizing the Company's real-time management information system, BMC West's centers maintain appropriate inventory levels and are well positioned to deliver completed orders on time to individual job sites. The Company also competes to a lesser extent with certain larger home center retailers such as Home Depot, HomeBase and Builders Square in this market. Competition from large home center retailers can prompt other local suppliers to pursue professional contractor business more aggressively. See "Risk Factors-- Competition."

    Within the repair and remodel market, BMC West competes primarily with local lumber yards and hardware stores and, in certain of its markets, with larger home center chains such as Home Depot, HomeBase and Builders Square. The Company believes that it meets the needs of advanced, service-oriented consumers and repair and remodel contractors more effectively than such competitors by (i) providing primarily higher quality products within each category, (ii) offering consumers and contractors access to knowledgeable staff and (iii) developing contractor referral programs and "How-To" programs to address the requirements of consumers on larger projects.

EMPLOYEES

    At March 31, 1996, BMC West employed approximately 3,000 persons, of which approximately 300 were represented by unions. The Company has not experienced any strikes or other work interruptions and has maintained generally favorable relations with its employees. The following table shows the approximate breakdown by job function of the Company's employees:

Officers, corporate and center management and
 administrative...............................................         24%
Field and facility-based sales force..........................         13%
Retail operations (cashiers, receiving, sales support)........         13%
Delivery (truck drivers, load builders, yard).................         31%
Assembly (truss, door and window).............................         19%

PROPERTIES

    BMC West's headquarters is in Boise, Idaho. In addition to administrative buildings, the Company has four primary types of facilities: building materials supply centers, pre-hung door plants, truss plants and window distribution facilities. The Company believes that its facilities are well maintained and generally are adequate for the Company's needs for the foreseeable future. All of the Company's material assets, including land and facilities, are owned or leased by the Company.

                                                                       SQUARE FOOTAGE
                                               ACREAGE           --------------------------
                             DATE      ------------------------    SHOWROOM/      PLANT/
     STATE AND CITY        ACQUIRED       OWNED       LEASED        OFFICE       WAREHOUSE                PRIMARY USES
- ------------------------  -----------  -----------  -----------  -------------  -----------  ---------------------------------------
ARIZONA
  Phoenix                       1994           --         12.7         4,000        81,000   Center
CALIFORNIA
  Atwater                       1990           --          2.4         1,632         7,874   Center
  Fresno                        1989         13.1           --        12,334        78,079   Center, Door Plant, Truss Plant
  Merced                       *1977          2.9          0.5         9,499        54,122   Center, Door Plant
  Modesto                       1989         14.0           --         7,101        38,897   Center, Door Plant, Truss Plant
COLORADO
  Aspen                        *1978          4.1           --         9,000        21,088   Center
  Boulder                       1990          6.0           --        12,600        19,800   Center
  Colorado Springs              1994          3.3          0.4         5,000        14,000   Center, Door Plant
  Denver Door                   1990           --          1.0         3,120        33,326   Center, Door Plant
  Denver                        1994          8.7           --        17,064        51,891   Center, Door Plant
  Englewood                     1990          3.9           --         3,200        14,900   Center
  Evergreen                     1990          3.7           --         5,000        15,600   Center
  Fort Collins                  1990         10.0          0.5        12,000        46,588   Center, Door Plant
  Fort Lupton                   1994         10.5           --         2,610        26,900   Truss Plant
  Grand Junction                1994          4.9           --        12,000        27,450   Center
  Glenwood Springs              1990          2.0           --         5,540        10,240   Center
  Greeley                       1994         11.0           --        37,846        19,480   Center, Door Plant, Truss Plant
  Pueblo                        1994         10.7           --        11,000        48,700   Center, Door Plant
  Steamboat Springs            *1978          1.4          2.8         7,580        18,790   Center
IDAHO
  Boise                        *1978         23.9           --        18,664        56,300   Center, Truss Plant
  Boise                         1988           --          0.5        24,066            --   Headquarters
  Emmett                       *1957          2.6           --         4,878         8,032   Center
  Idaho Falls                  *1957         11.5          0.4        10,652        55,234   Center, Door Plant, Truss Plant
  Lewiston                      1990           --          2.1         7,260        24,390   Center, Door Plant
  Meridian                     *1979           --          3.8         1,000        18,416   Door Plant
  Pocatello                    *1957          4.6           --        12,000        10,600   Center
  Rexburg                      *1957          1.9           --         8,168        12,288   Center
  Twin Falls                    1993          0.5           --           600         6,000   Center, Door Plant
MONTANA
  Great Falls                   1993          9.0           --        49,024        40,000   Center
NEVADA
  Carson City                   1992          7.6           --        17,225        40,924   Center, Door Plant
  Gardnerville                  1992          4.4           --         8,850        17,222   Center
  Reno                          1992           --          3.0         2,000            --   Center
OREGON
  Beaverton                    *1979          5.6           --         6,800        25,260   Center, Door Plant

                                                                       SQUARE FOOTAGE
                                               ACREAGE           --------------------------
                             DATE      ------------------------    SHOWROOM/      PLANT/
     STATE AND CITY        ACQUIRED       OWNED       LEASED        OFFICE       WAREHOUSE                PRIMARY USES
- ------------------------  -----------  -----------  -----------  -------------  -----------  ---------------------------------------
TEXAS
  Abilene                       1995         16.8           --        13,750        22,500   Center, Door Plant, Truss Plant
  El Paso                       1991          7.0           --        16,638        16,840   Center, Door Plant, Truss Plant
  Fredericksburg                1993          4.0           --        18,450        22,660   Center
  Hurst                         1994          5.3          2.3         9,480        64,600   Center, Door Plant
  Killeen                       1994          3.0           --         8,500        36,633   Center, Door Plant
  Marble Falls                  1993          5.2           --        17,000        21,580   Center
  New Braunfels                 1995         23.6          5.2        13,512        26,500   Center, Truss Plant, Window
                                                                                             Distribution
  North Austin                  1995         18.3          3.9        52,146       102,000   Center, Door Plant, Window Distribution
  San Marcos                    1993          3.0           --        13,920        20,384   Center
  Shiner                        1993          1.2          0.4         6,400        12,615   Center
  South Austin                  1995          6.5           --        34,255            --   Center
  Temple                        1993         11.3           --        25,200        60,635   Center
UTAH
  Ogden                        *1947          0.5          1.2         3,800        16,890   Center
  Orem                         *1947          9.9          7.0         5,884        19,672   Center, Door Plant, Truss Plant
  Salt Lake                     1990         16.8           --        12,744        64,088   Center, Door Plant, Truss Plant
  Tooele                       *1947          1.5          0.7         2,000         5,320   Center
WASHINGTON
  Issaquah                      1994           --         16.4        44,420       106,368   Center, Door Plant
  Kent                          1994          4.5           --        19,200        26,200   Center
  N. Everett                    1994         29.3           --           100        85,446   Center, Truss Plant
  Spokane                       1990          5.0           --         7,500        50,812   Center, Door Plant
  Tacoma                       *1979          8.9           --         5,008        39,770   Center, Door Plant, Truss Plant
  Vancouver                     1994           --          5.4         4,800        12,000   Center

- ------------------------
 * These locations were purchased from Boise Cascade Corporation in 1987, and each date listed indicates the date such location was opened or acquired by Boise Cascade Corporation.

LEGAL PROCEEDINGS

    From time to time, the Company is involved in certain litigation and administrative proceedings primarily arising in the normal course of its business. In the opinion of management, the Company's recovery, if any, or the Company's liability, if any, under any pending litigation or administrative proceeding, would not materially affect its financial condition or operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of the Company, their ages as of May 1, 1996, and the date each of them was first elected as an officer or director, are as follows:

                                                                              DATE FIRST ELECTED AS AN
          NAME                AGE               POSITION OR OFFICE               OFFICER OR DIRECTOR
- -------------------------     ---     --------------------------------------  -------------------------
George E. McCown              60      Chairman of the Board of Directors                   1987
Donald S. Hendrickson         66      President, Chief Executive Officer and               1987
                                       Director
Robert L. Becci               55      Vice President and Controller                        1990
Richard F. Blackwood          58      Senior Vice President of Operations                  1987
Leroy D. Custer               51      Vice President of Marketing &                        1990
                                       Purchasing
Ellis C. Goebel               54      Vice President and Treasurer                         1987
Steven H. Pearson             48      Vice President of Human Resources                    1987
Alec F. Beck                  40      Director                                             1996
H. James Brown                55      Director                                             1991
Wilbur J. Fix                 68      Director                                             1991
Robert V. Hansberger          75      Director                                             1988
Guy O. Mabry                  69      Director                                             1991
Robert E. Mellor              52      Director                                             1991
Peter S. O'Neill              59      Director                                             1993

    Mr. McCown is Chairman of the Board of Directors of the Company and has been a director since 1987. He was cofounder and has been a Managing Partner of MDC Management Company, the general partner of McCown De Leeuw & Co., since 1984 and was instrumental in financing and executing the leveraged buy-out of the Company in 1987. Mr. McCown currently serves as a director of three other publicly held corporations, Nimbus CD International, Inc., Specialty Paperboard, Inc., and Vans, Inc. Mr. McCown also serves as a director of several privately held companies.

    Mr. Hendrickson has served as President, Chief Executive Officer, and a Director of the Company since its inception in November 1987. Mr. Hendrickson served in several management positions at Boise Cascade Corporation from 1974 to 1987, including General Manager of Boise Cascade Corporation's Building Materials Distribution Division at the time of the leveraged buy-out of the Company. Mr. Hendrickson received a B.A. in economics from the Albertson College of Idaho and an M.B.A. from the University of Chicago Graduate School of Business. He is also a certified public accountant in the State of Idaho. Mr. Hendrickson currently serves as a director of a privately held company, as Trustee for Albertson College of Idaho, and as Director-at-Large for the Western Building Materials Association.

    Mr. Becci has served as the Company's Controller since its inception in 1987 and was elected Vice President in 1990. Mr. Becci was Controller of Boise Cascade's Building Materials Distribution Division from 1985 to 1987.

    Mr. Blackwood served as Vice President of Operations North of the Company from 1987 to May 1996 and was promoted to Senior Vice President of Operations in May 1996. He was Operations Manager of nine wholesale distribution facilities of Boise Cascade's Wholesale Building Materials Distribution Division from 1985 to 1987.

    Mr. Custer has served as Marketing Manager of the Company since 1988 and was elected Vice President of Marketing in 1990. Mr. Custer was Manager of BMC West's Boise, Idaho, unit from 1987 to 1988. He served as Boise Cascade's Manager of Commodity Lumber and Panel Procurement from 1981 to 1987.

    Mr. Goebel has served as Vice President and Treasurer of the Company since its inception in November 1987. He was Division Credit Manager for Boise Cascade's Building Materials Distribution Division from 1982 to 1987.

    Mr. Pearson has served as Vice President of Human Resources of the Company since its inception in November 1987. He was Employee Relations Manager for Boise Cascade's Building Materials Distribution Division from 1985 to 1987.

    Mr. Beck has over 20 years experience in the building materials industry. He joined Stripling-Blake Lumber Company, Inc. ("SBLC") an Austin Texas building materials retailer, in 1974 and served as President from 1983 to 1995, when certain assets of SBLC were sold to the Company. He served as Vice President of Operations South of the Company from June 1995 to February 1996.

    Dr. Brown is President of the Lincoln Institute of Land Policy, a non-profit educational institution dedicated to the teaching of land policy, economics and taxation. Dr. Brown previously served as a Professor at the John F. Kennedy School of Government at Harvard University from 1976 to 1996. Dr. Brown also served as Director of the Joint Center for Housing Studies at Harvard University from 1984 to 1996 and as Chairman of Harvard University's City and Regional Planning Program from 1981 to 1996. He also has served as a director of the State, Local and Intergovernmental Center at Harvard University and the MIT/Harvard University Joint Center for Urban Studies.

    Mr. Fix has over 42 years of management experience with Allied Stores Corporation, a retail holding company. Most recently, he served as Senior Vice President of Allied Stores Corporation from 1987 until his retirement in February of 1993. He also served as Chairman and Chief Executive Officer of The Bon Marche, a subsidiary of Allied Stores Corporation, from 1980 until his retirement. He currently serves as a director of one other publicly held company, Vans, Inc., and several privately held companies.

    Mr. Hansberger is Chairman of the Board of Directors and Chief Executive Officer of Futura Corporation and its several subsidiaries and affiliates. Mr. Hansberger was a founder of Boise Cascade Corporation and served as President, Chief Executive Officer and Chairman of the Board of Directors from 1957 to 1972. He currently serves as a director of two other publicly held companies, T.J. International, Inc. and MK Gold Corporation, and several privately held companies.

    Mr. Mabry served as Executive Vice President of Owens-Corning Fiberglas Corporation from 1986 until his retirement in 1990. Mr. Mabry was a Senior Vice President of Owens-Corning from 1980 to 1986. He served as Vice President of the Owens-Corning Insulation Operating Division from 1976 to 1980 and as Vice President of the Owens-Corning Home Building Products Division from 1969 to 1976.

    Mr. Mellor served as the Executive Vice President and Chief Administrative Officer, and as a director of, Di Giorgio Corporation from 1987 to 1990. He joined Di Giorgio Corporation in 1976. Mr. Mellor has been Of Counsel with the law firm of Gibson, Dunn & Crutcher LLP from 1991 to the present.

    Mr. O'Neill is the founder of O'Neill Enterprises, Inc., a residential development company, and has served as its President since 1989. He previously founded River Run Development Company in 1979, which received the Award for Excellence from the Urban Land Institute in 1990 for its planned community development of River Run in Boise, Idaho. Mr. O'Neill has served as a director of various local and national economic and urban development organizations, including the MIT/Harvard University Joint Center for Urban Studies. He is a member of the Urban Land Institute, a director of the Boise Area Chamber of Commerce, a trustee of Albertson College of Idaho, and is currently serving as a director of one other publicly held company, Idaho Power Company.

                                  UNDERWRITING

    The names of the Underwriters of the shares of Common Stock offered hereby and the aggregate number of shares which each has severally agreed to purchase from the Company, subject to the terms and conditions specified in the Underwriting Agreement, are as follows:

UNDERWRITERS                                                                 NUMBER OF SHARES
- ---------------------------------------------------------------------------  -----------------
Dillon, Read & Co. Inc.....................................................
Piper Jaffray Inc..........................................................

                                                                                   --------
      Total................................................................       2,000,000
                                                                                   --------
                                                                                   --------

    The Managing Underwriters are Dillon, Read & Co. Inc. and Piper Jaffray Inc.

    If any shares of Common Stock offered hereby are purchased by the Underwriters, all such shares will be so purchased. The Underwriting Agreement contains certain provisions whereby if any Underwriter defaults in its obligation to purchase such shares and the aggregate obligations of the Underwriters so defaulting do not exceed 10% of the shares offered hereby, the remaining Underwriters, or some of them, must assume such obligations.

    The shares of Common Stock offered hereby are being initially offered by the several Underwriters for sale at the price set forth on the cover page hereof, or at such price less a concession not to exceed $ per share on sales to certain dealers. The Underwriters may allow, and such dealers may reallow, a concession not to exceed $ per share on sales to certain other dealers. The offering of the shares is made for delivery when, as, and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation, or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After the shares are released for sale to the public, the public offering price, the concession, and the reallowance may be changed by the Managing Underwriters.

    The Company has granted to the Underwriters an option to purchase up to an additional 300,000 shares of Common Stock on the same terms per share. The Underwriters may exercise such option on or before the thirtieth day from the date of the public offering of the shares offered hereby, and only to cover over-allotments of shares of Common Stock offered hereby. To the extent the Underwriters exercise such option, each of the Underwriters will be obligated, subject to certain conditions, to purchase approximately the number of additional shares of Common Stock proportionate to such Underwriter's initial commitment.

    The Company and its officers and directors have agreed not to offer, sell, contract to sell, grant any option to sell, or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock or permit the registration of any shares of Common

Stock for a period of 90 days after the date of this Prospectus, without the prior written consent of Dillon, Read & Co. Inc., except that the Company may, without such consent, (i) grant options pursuant to the Company's director and employee benefit plans, (ii) register and sell shares of Common Stock pursuant to this Offering, (iii) issue Common Stock pursuant to the exercise of stock options outstanding on the date of the Prospectus or issued pursuant to the foregoing clause (i) and (iv) issue Common Stock and Series C Junior Participating Cumulative Preferred Stock pursuant to its obligations under the Rights Plan.

    The Company has agreed in the Underwriting Agreement to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    Each of the Managing Underwriters has, from time to time, provided investment banking and other financial advisory services to the Company, for which each has received customary fees.

    In connection with this Offering, certain Underwriters and selling group members or their affiliates may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Passive market making consists of, among other things, displaying bids on the Nasdaq limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and all possible market making activity must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

    The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, San Francisco, California. Certain legal matters related to this Offering will be passed upon for the Underwriters by Cahill Gordon & Reindel, a partnership including a professional corporation, New York, New York. Robert E. Mellor, a director of the Company, is Of Counsel with Gibson, Dunn & Crutcher LLP and, as of May 1, 1996, owned 10,000 shares of the Common Stock and options to purchase 16,500 shares of the Common Stock.

                                    EXPERTS

    The financial statements and schedules included or incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the reporting requirements of the Exchange Act and in accordance therewith, files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the
"Commission"). Such reports, proxy statements and other information may be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W. Washington, D.C. 20006.

    A registration statement on Form S-3 with respect to the Common Stock offered hereby (the "Registration Statement") has been filed with the Commission under the Securities Act. This Prospectus does not contain all of the information contained in such Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any contract or any other documents are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement, including exhibits thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, Washington, D.C., 20549, upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, filed or to be filed with the Commission under the Exchange Act are hereby incorporated by reference into this Prospectus:

    (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1995;

    (b) The sections entitled "Executive Compensation and Other Information" (other than the Compensation Committee Report on Executive Compensation), "Certain Relationships and Other Transactions" and "Security Ownership of Certain Beneficial Owners" contained in the Company's Proxy Statement for its Annual Meeting of Stockholders on April 30, 1996;

    (c) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, including all material incorporated by reference therein;

    (d) The Company's Current Report on Form 8-K, filed with the Commission on April 12, 1995, and the amendment thereto on Form 8-K/A, filed with the Commission on May 4, 1995.

    (e) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A (No. 0-19335), filed with the Commission on June 6, 1991.

    (f) The description of certain rights attaching to the Common Stock to purchase Series C Junior Participating Cumulative Preferred Stock contained in the Company's Registration Statement on Form 8-A (No. 0-19335), filed with the Commission on August 3, 1993.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference herein (not including exhibits to such documents unless such exhibits are specifically incorporated by reference herein or into such documents). Such request may be directed to BMC West Corporation,
Attention:  Ellis C.  Goebel, 1475  Tyrell Lane,  Boise, Idaho  83706, telephone
(208) 331-4410.

                              BMC WEST CORPORATION
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Public Accountants...................................................................        F-2
Audited Financial Statements:
  Statements of Income for the years ended December 28, 1993 and December 31, 1994 and 1995................        F-3
  Balance Sheets at December 31, 1994 and 1995.............................................................        F-4
  Statements of Stockholders' Equity for the years ended December 28, 1993 and December 31, 1994 and
   1995....................................................................................................        F-5
  Statements of Cash Flows for the years ended December 28, 1993 and December 31, 1994
   and 1995................................................................................................        F-6
  Notes to the Financial Statements........................................................................        F-7

Unaudited Financial Statements:
  Unaudited Condensed Statements of Income for the three months ended March 31, 1995
   and 1996................................................................................................       F-15
  Condensed Balance Sheets at December 31, 1995 and March 31, 1996 (unaudited).............................       F-16
  Unaudited Condensed Statements of Cash Flows for the three months ended March 31, 1995
   and 1996................................................................................................       F-17
  Notes to the Unaudited Condensed Financial Statements....................................................       F-18

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
BMC West Corporation:

    We have audited the accompanying balance sheets of BMC West Corporation (a Delaware corporation) as of December 31, 1994 and 1995, and the related statements of income, stockholders' equity and cash flows for the years ended December 28, 1993 and December 31, 1994 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BMC West Corporation as of December 31, 1994 and 1995, and the results of its operations and cash flows for the years ended December 28, 1993 and December 31, 1994 and 1995 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Boise, Idaho
January 30, 1996

                              BMC WEST CORPORATION
                              STATEMENTS OF INCOME

      FOR THE YEARS ENDED DECEMBER 28, 1993 AND DECEMBER 31, 1994 AND 1995
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                    YEAR ENDED DECEMBER
                                                                          ----------------------------------------
                                                                              1993          1994          1995
                                                                          ------------  ------------  ------------
Net sales...............................................................  $    399,597  $    547,109  $    630,201
Cost of sales...........................................................       315,693       427,951       492,028
                                                                          ------------  ------------  ------------
Gross profit............................................................        83,904       119,158       138,173
Selling, general and administrative expense.............................        65,619        91,203       116,353
Other income, net.......................................................           948         1,529         1,601
                                                                          ------------  ------------  ------------
Income from operations..................................................        19,233        29,484        23,421
Interest expense........................................................         4,554         6,486        10,746
                                                                          ------------  ------------  ------------
Income before income taxes..............................................        14,679        22,998        12,675
Income taxes............................................................         5,888         8,739         4,910
                                                                          ------------  ------------  ------------
Net income..............................................................  $      8,791  $     14,259  $      7,765
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Net income per common and common equivalent share.......................  $       1.14  $       1.62  $       0.79
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Weighted average number of common and common equivalent shares
 outstanding............................................................     7,707,986     8,798,374     9,751,547
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                              BMC WEST CORPORATION
                                 BALANCE SHEETS
                         AT DECEMBER 31, 1994 AND 1995
                             (DOLLARS IN THOUSANDS)
                                     ASSETS

                                                                                             DECEMBER 31,
                                                                                     ----------------------------
                                                                                         1994           1995
                                                                                     -------------  -------------
Current assets
  Cash.............................................................................   $     5,173    $     6,004
  Receivables, net.................................................................        53,825         65,820
  Inventories......................................................................        65,910         66,506
  Deferred income tax benefit......................................................         1,307          1,668
  Prepaid expenses.................................................................         1,411          1,275
                                                                                     -------------  -------------
      Total current assets.........................................................       127,626        141,273
Property and equipment, net........................................................        67,684         96,403
Deferred loan costs................................................................         2,247          2,440
Goodwill, net......................................................................        19,354         18,421
Other..............................................................................         5,539          6,433
                                                                                     -------------  -------------
      Total assets.................................................................   $   222,450    $   264,970
                                                                                     -------------  -------------
                                                                                     -------------  -------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt................................................   $        31    $       129
  Current redemption requirement on Class B preferred stock........................         1,000          1,000
  Notes due for acquisitions.......................................................        10,665             --
  Accounts payable.................................................................        30,638         29,383
  Accrued compensation expense.....................................................         4,897          4,205
  Sales tax payable................................................................         2,104          2,657
  Other accrued expenses...........................................................         2,090          3,703
                                                                                     -------------  -------------
      Total current liabilities....................................................        51,425         41,077
Long-term debt, net of current portion.............................................        76,411        121,120
Deferred income taxes..............................................................         3,360          3,161
Other long-term liabilities........................................................         1,327          1,725
Class B preferred stock, mandatory redemption requirements of $1,000,000 in 1996
 and $2,000,000 in 1997............................................................         2,925          1,960
Stockholders' equity
  Common stock, $0.001 par value, 20,000,000 shares authorized; 9,112,417 and
   9,483,229 shares outstanding at December 31, 1994 and 1995, respectively........             9              9
  Additional paid-in capital.......................................................        57,994         59,188
  Retained earnings................................................................        28,999         36,730
                                                                                     -------------  -------------
      Total stockholders' equity...................................................        87,002         95,927
                                                                                     -------------  -------------
      Total liabilities, redeemable preferred stock and stockholders' equity.......   $   222,450    $   264,970
                                                                                     -------------  -------------
                                                                                     -------------  -------------

   The accompanying notes are an integral part of these financial statements.

                              BMC WEST CORPORATION
                       STATEMENTS OF STOCKHOLDERS' EQUITY
      FOR THE YEARS ENDED DECEMBER 28, 1993 AND DECEMBER 31, 1994 AND 1995
                             (AMOUNTS IN THOUSANDS)

                                                                    COMMON STOCK        ADDITIONAL
                                                              ------------------------    PAID-IN     RETAINED
                                                                SHARES       AMOUNT       CAPITAL     EARNINGS      TOTAL
                                                              -----------  -----------  -----------  -----------  ---------
Balance, December 28, 1992..................................       4,927    $       5    $  27,874    $   6,020   $  33,899

Net income..................................................          --           --           --        8,791       8,791
Accretion of redeemable preferred stock.....................          --           --           --          (34)        (34)
Accrual of stock option compensation........................          --           --           79           --          79
Stock issued for acquisition................................         300           --        6,757           --       6,757
Stock options exercised.....................................           5           --           18           --          18
Three-for-two stock split...................................       2,616            3           --           (3)         --
                                                                   -----           --   -----------  -----------  ---------
Balance, December 28, 1993..................................       7,848            8       34,728       14,774      49,510

Net income..................................................          --           --           --       14,259      14,259
Accretion of redeemable preferred stock.....................          --           --           --          (34)        (34)
Accrual of stock option compensation........................          --           --          216           --         216
Stock issued for acquisitions...............................       1,242            1       22,955           --      22,955
Stock options exercised.....................................          22           --           95           --          96
                                                                   -----           --   -----------  -----------  ---------
Balance, December 31, 1994..................................       9,112            9       57,994       28,999      87,002

Net income..................................................          --           --           --        7,765       7,765
Accretion of redeemable preferred stock.....................          --           --           --          (34)        (34)
Accrual of stock option compensation........................          --           --          213           --         213
Stock issued for acquisitions...............................         365           --          938           --         938
Stock options exercised.....................................           6           --           43           --          43
                                                                   -----           --   -----------  -----------  ---------
Balance, December 31, 1995..................................       9,483    $       9    $  59,188    $  36,730   $  95,927
                                                                   -----           --   -----------  -----------  ---------
                                                                   -----           --   -----------  -----------  ---------

   The accompanying notes are an integral part of these financial statements.

                              BMC WEST CORPORATION
                            STATEMENTS OF CASH FLOWS

      FOR THE YEARS ENDED DECEMBER 28, 1993 AND DECEMBER 31, 1994 AND 1995
                             (DOLLARS IN THOUSANDS)

                                                                                      YEAR ENDED DECEMBER
                                                                             -------------------------------------
                                                                                1993         1994         1995
                                                                             -----------  -----------  -----------
Cash flows from operating activities
  Net income...............................................................  $     8,791  $    14,259  $     7,765
  Adjustments to reconcile net income to cash provided by operating activities:
    Depreciation and amortization..........................................        3,474        5,551        9,192
    Deferred income taxes..................................................         (527)         135         (361)
    (Gain) loss on sale of assets..........................................           60         (133)         (40)
    Stock option compensation..............................................           79          216          213
    Provision for other long-term liabilities..............................          995          332          398
  Changes in working capital items net of effects of acquisitions and
   divestitures............................................................       (7,905)        (766)       5,099
  Other....................................................................          512       (1,636)      (1,007)
                                                                             -----------  -----------  -----------
        Net cash provided by operating activities..........................        5,479       17,958       21,259
                                                                             -----------  -----------  -----------
Cash flows from investing activities
  Purchase of property and equipment.......................................       (8,649)     (15,072)     (16,856)
  Payment for acquisitions.................................................      (12,347)     (21,515)     (36,363)
  Sale of property and equipment...........................................          125          285          400
                                                                             -----------  -----------  -----------
        Net cash used in investing activities..............................      (20,871)     (36,302)     (52,819)
                                                                             -----------  -----------  -----------
Cash flows from financing activities
  Issuance of debt.........................................................       25,000           --       50,000
  Principal payments on debt...............................................       (5,402)      (1,081)     (11,665)
  Borrowings under revolving credit agreements.............................      112,460      186,144      223,360
  Repayments under revolving credit agreements.............................     (112,481)    (162,874)    (228,470)
  Acquired obligations retired.............................................       (2,108)          --           --
  Financing costs..........................................................       (1,630)        (208)        (795)
  Additional capital lease obligations.....................................          454           --           --
  Capital lease payments...................................................          (26)        (136)         (83)
  Other....................................................................           18           95           44
                                                                             -----------  -----------  -----------
        Net cash provided by financing activities..........................       16,285       21,940       32,391
                                                                             -----------  -----------  -----------
  Net increase in cash.....................................................          893        3,596          831
  Cash, beginning of period................................................          684        1,577        5,173
                                                                             -----------  -----------  -----------
  Cash, end of period......................................................  $     1,577  $     5,173  $     6,004
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------

Supplemental cash flow information
  Cash paid during the year for--
    Interest, net of interest capitalized..................................  $     4,008  $     6,358  $     9,238
    Income taxes...........................................................        6,247       10,659        3,224

   The accompanying notes are an integral part of these financial statements.

                              BMC WEST CORPORATION
                       NOTES TO THE FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    NATURE OF OPERATIONS. BMC West Corporation is a regional distributor of building materials in the western United States, selling primarily to professional contractors, as well as to advanced, service-oriented consumers. The Company also conducts value-added activities which include pre-hanging doors, fabricating roof trusses, pre-assembling windows and pre-cutting lumber to meet customer specifications. The Company has 52 building materials centers located in Arizona, California, Colorado, Idaho, Montana, Nevada, Oregon, Texas, Utah and Washington.

    CONSOLIDATION. During 1993, the Company dissolved its wholly-owned subsidiary and merged all the subsidiary's assets and liabilities into the Company's accounts. The financial statements for all periods presented include the accounts of the Company and its subsidiary to date of dissolution. All intercompany transactions and balances have been eliminated.

    USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

    CHANGE IN YEAR-END. To facilitate industry comparisons, the Company elected in 1994 to change its fiscal year-end from December 28 to December 31. This change did not have a material impact on the comparability of the Company's results of operations or cash flows for any of the three years presented.

    STOCK SPLIT. In February 1994, the Company declared a three-for-two stock split, effected in the form of a stock dividend, paid March 4, 1994 to shareholders of record as of February 25, 1994. All per share amounts and weighted average number of common and common equivalent shares presented in this Prospectus reflect the effect of the stock split. The stock split has been reflected as a 1993 transaction in the statement of stockholders' equity.

    ACQUISITIONS. Businesses acquired in 1993, 1994 and 1995 were accounted for using the purchase method of accounting. Under this accounting method, the value of the consideration was allocated to the assets acquired and liabilities assumed based on the estimated fair values at date of acquisition. Any excess of the purchase price over the estimated fair value of the net assets acquired and liabilities assumed was recorded as goodwill. Operating results of the acquired businesses are included in the statements of income from date of acquisition.

    NET INCOME PER COMMON SHARE. Net income per common share is determined by dividing net income, after deducting the accretion of the discount on redeemable preferred stock, by the weighted average of common and common equivalent shares. The weighted average number of common and common equivalent shares includes shares issued, shares issuable under dilutive stock options and shares contingently issuable in connection with acquisitions. The contingently issuable shares are equivalent to the number of additional shares (18,372) that would have been issued at December 31, 1995 as if that were the date on which the stock price guarantees were measured.

    Fully diluted net income per share is not presented as the dilution was not significant in 1993 and 1995 and not dilutive in 1994.

    INCOME TAXES.   Deferred  income  taxes are  provided to  reflect  temporary differences between the financial and tax bases of assets and liabilities using presently enacted tax rates and laws.

    INVENTORIES. Inventories consist principally of merchandise purchased for resale and are stated at the lower of average cost or market.

    PROPERTY AND EQUIPMENT. Property and equipment are recorded at cost. Major additions and improvements are capitalized while maintenance and repairs which do not increase the useful life of the property are expensed as incurred.

                              BMC WEST CORPORATION
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The net book value of property sold or retired is removed from the asset and related depreciation accounts, and the net gain or loss is included in the determination of income or loss.

    The provision for depreciation is computed using the straight-line method. The estimated useful lives are fifteen to thirty years for buildings and improvements, seven to ten years for machinery and fixtures and three to seven years for handling and delivery equipment.

    DEFERRED LOAN COSTS. Loan costs are capitalized upon the issuance of long-term debt and amortized over the life of the related debt using the effective interest rate method. Amounts capitalized were $1,630,000 in 1993, $208,000 in 1994 and $794,000 in 1995. Interest expense includes amortization of deferred loan costs of $321,000 in 1993, $530,000 in 1994 and $602,000 in 1995.

    GOODWILL. Goodwill is amortized on a straight-line basis over 30 years. Accumulated amortization of goodwill was $221,047 at December 31, 1994 and $941,000 at December 31, 1995.

    Annually, the Company reviews the recoverability of goodwill. The measurement of possible impairment is based primarily on the ability to recover the balance of the goodwill from expected future operating cash flows on an undiscounted basis. In management's opinion, no such impairment existed at December 31, 1995.

    OTHER ASSETS. The majority of other assets consist of non-compete covenants arising from acquisitions and investments in cooperative supplier organizations. The non-compete covenants are amortized over the life of related agreements (three to five years).

    CASH AND CASH EQUIVALENTS. For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments that had a maturity of three months or less at the date of purchase to be cash equivalents.

    FINANCIAL ACCOUNTING STANDARDS BOARD (FASB) STATEMENTS. In 1995, the FASB issued Statement 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. The Company will adopt this statement in 1996. The FASB also issued Statement 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. The Company is not required to change its accounting for stock-based compensation, but will make additional disclosure in its 1996 financial statements. Neither statement is expected to have any material effect on the Company's financial position or results of operations.

2.  ACQUISITIONS
    In 1995, the Company completed two acquisitions involving four building materials centers. These centers are located in Abilene, New Braunfels, and two in Austin, Texas. The aggregate purchase price for these centers was $36,363,000 consisting entirely of cash.

    In 1994, the Company completed eight acquisitions involving a net of ten building materials centers. These centers are located in Kileen and Hurst, Texas; Phoenix, Arizona; Grand Junction, Denver, Greeley, Pueblo and Colorado Springs, Colorado; and Issaquah, Kent and Vancouver, Washington. The aggregate purchase price for these centers was $55,135,000, consisting of $21,515,000 in cash, 1,242,133 shares of the Company's common stock and notes payable of $10,665,000 plus the assumption of certain liabilities. The common stock issued in connection with certain of the acquisitions was guaranteed by the Company to retain a value of between $20.00 and $25.25 per share by specified dates. In 1995, 364,975 shares were issued in connection with prior year acquisitions.

    In 1993, the Company completed three acquisitions, involving seven building materials centers. Five of these centers are located in central Texas, one in Great Falls, Montana and one in Twin Falls, Idaho. The aggregate purchase price for these centers was $19,104,000, consisting of $12,347,000 in cash and 300,000 shares of the Company's common stock plus the assumption of certain liabilities.

                              BMC WEST CORPORATION
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

2.  ACQUISITIONS (CONTINUED)
    The following summarized unaudited pro forma results of operations assume the acquisitions occurred as of the beginning of 1994. The pro forma data has been prepared for comparative purposes only. It does not purport to be indicative of the results of operations that would have resulted had the acquisitions been consummated at the beginning of the years presented, or that may occur in the future (in thousands, except per share amounts):

                                                                                     1994        1995
                                                                                  ----------  ----------
Net sales.......................................................................  $  715,478  $  651,976
Net income......................................................................      19,674       8,001
Net income per share............................................................        2.07        0.82

3.  LONG-TERM DEBT
    Long-term debt consisted of the following at December 31 (in thousands):

                                                                                     1994        1995
                                                                                   ---------  ----------
Revolving credit agreement borrowings............................................  $  31,230  $   26,120
8.10% unsecured senior notes.....................................................     25,000      25,000
9.18% unsecured senior notes.....................................................         --      50,000
10% unsecured senior subordinated notes..........................................     20,000      20,000
Capital lease obligations........................................................        212         129
                                                                                   ---------  ----------
                                                                                      76,442     121,249
Less current portion.............................................................         31         129
                                                                                   ---------  ----------
                                                                                   $  76,411  $  121,120
                                                                                   ---------  ----------
                                                                                   ---------  ----------

    In 1995, the Company's borrowing capacity under its revolving credit agreement was increased from $60,000,000 to $70,000,000, limited by eligible receivables and inventories. Also, the agreement's expiration date was extended from 1996 to 1998. Interest is due monthly at prime to prime plus 0.25% or LIBOR plus 0.625% to 1.625%. A fee of .25% - .375% per annum is charged on the unused portion of the loan commitment. At year-end, the Company had $43,880,000 of unborrowed capacity under this agreement.

    The 8.10% unsecured senior notes issued in 1993 require annual principal payments beginning in 1998 through 2000. The notes may be redeemed, in whole or in part, at the option of the Company at any time, at the principal amount plus accrued interest and a make-whole payment. The make-whole payment is due only if the interest rate (as measured by agreement with the creditor) at the date of redemption is less than 8.10%. Interest is payable semi-annually on April 30 and October 31. In connection with the extension of the revolving credit agreement, the collateral for the 8.10% senior notes was eliminated.

    In March 1995, the Company issued $50 million of 9.18% unsecured senior notes due in 2006. The notes require annual principal payments beginning in 2001 through 2006. The notes may be redeemed, in whole or in part, at the option of the Company at any time, at the principal amount plus accrued interest and a make-whole payment. The make-whole payment is due only if the interest rate (as measured by agreement with the creditor) at the date of redemption is less than 9.18%. Interest is payable semi-annually on April 30 and October 31.

    The 10% senior subordinated notes are due in 1999, but may be redeemed in whole or in part, at the option of the Company, at any time after December 14, 1995, at the principal amount plus accrued interest. Interest is payable monthly.

    The scheduled principal payments of long-term debt are $129,000 in 1996, $-0- in 1997, $34,453,000 in 1998, $28,333,000 in 1999, $8,334,000 in 2000 and
$50,000,000 thereafter.

    The agreements related to the above borrowings contain financial covenants and restrictions which require the Company to maintain a minimum net worth, debt-service coverage, debt-to-equity ratio and current ratio, and limit additional debt, stock repurchases, dividend payments, capital asset additions and retirements, liens on assets,

                              BMC WEST CORPORATION
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

3.  LONG-TERM DEBT (CONTINUED)
stock ownership changes and business combinations. Currently, $15,408,000 of retained earnings is available for the payment of common dividends under these agreements of which a maximum of $1,941,000 may be paid in fiscal year 1996.

4.  CLASS B PREFERRED STOCK
    In 1987, the Company authorized and issued 50,000 shares of Class B preferred stock with a total mandatory redemption requirement of $5,000,000, due $1,000,000 annually through 1996 and $2,000,000 in 1997. As of December 31, 1995, 30,000 shares of Class B preferred stock remain outstanding.

    Class B preferred stock has a preference in liquidation of $100 per share, $3,000,000 in the aggregate at December 31, 1995. The difference between the carrying value of the preferred stock and its redemption value is being added to the preferred stock account ratably to 1997 through a charge to retained earnings.

5.  INCOME TAXES
    Income taxes for the years ended December 28, 1993 and December 31, 1994 and 1995 consisted of the following (in thousands):

                                                                               1993       1994       1995
                                                                             ---------  ---------  ---------
Current
  Federal..................................................................  $   5,548  $   7,710  $   4,648
  State....................................................................        867      1,156        727
                                                                             ---------  ---------  ---------
                                                                                 6,415      8,866      5,375
                                                                             ---------  ---------  ---------
Deferred
  Federal..................................................................       (469)      (110)      (404)
  State....................................................................        (58)       (17)       (61)
                                                                             ---------  ---------  ---------
                                                                                  (527)      (127)      (465)
                                                                             ---------  ---------  ---------
                                                                             $   5,888  $   8,739  $   4,910
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------

    A reconciliation of the statutory Federal income tax rate to the rate provided in the statements of income follows:

                                                                                  1993        1994        1995
                                                                               ----------  ----------  ----------
Statutory rate...............................................................       34.4%       35.0%       35.0%
State income taxes...........................................................        3.5         3.3         3.3
Other........................................................................        2.2         (.3)         .4
                                                                                     ---         ---         ---
                                                                                    40.1%       38.0%       38.7%
                                                                                     ---         ---         ---
                                                                                     ---         ---         ---

                              BMC WEST CORPORATION
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

5.  INCOME TAXES (CONTINUED)
    The components of deferred income taxes included in the Company's year-end Balance Sheets were as follows (in thousands):

                                                                                       1994       1995
                                                                                     ---------  ---------
Deferred tax assets
  Tax basis in excess of book basis of acquired assets.............................  $     877  $     877
  Inventories, tax in excess of book basis.........................................      1,169      1,392
  Reserves not yet deductible for tax..............................................        938      1,099
  Other............................................................................        270        716
                                                                                     ---------  ---------
    Total deferred tax assets......................................................      3,254      4,084
    Less valuation allowance.......................................................       (877)      (877)
                                                                                     ---------  ---------
    Net deferred tax assets........................................................      2,377      3,207
                                                                                     ---------  ---------
Deferred tax liabilities
  Tax in excess of book depreciation...............................................      3,910      4,105
  Deferred costs deducted for taxes................................................        520        595
                                                                                     ---------  ---------
    Total deferred tax liabilities.................................................      4,430      4,700
                                                                                     ---------  ---------
                                                                                     $  (2,053) $  (1,493)
                                                                                     ---------  ---------
                                                                                     ---------  ---------
Classified as
  Deferred income tax benefit (current assets).....................................  $   1,307  $   1,668
  Deferred income taxes (long-term liabilities)....................................     (3,360)    (3,161)
                                                                                     ---------  ---------
                                                                                     $  (2,053) $  (1,493)
                                                                                     ---------  ---------
                                                                                     ---------  ---------

    The valuation allowance relates to the difference in tax and book basis of the land acquired in conjunction with the initial acquisition of the Company.

6.  STOCKHOLDERS' EQUITY
    Under the shareholder rights plan adopted in July 1993, holders of common stock received a distribution of one right to purchase common stock for each common share held. The rights will generally become exercisable ten days after a person or group acquires 15% of the Company's outstanding voting securities or ten business days after a person or group commences or announces an intention to commence a tender or exchange offer that could result in the acquisition of 15% of these securities. Ten days after a person acquires 15% or more of the Company's outstanding voting securities (unless this time period is extended by the board of directors) each right would, subject to certain adjustments and alternatives, entitle the rightholder to purchase common stock of the Company or the acquiring company having a market value of twice the $33.33 exercise price of the right (except that the acquiring person or group and other related holders would not be able to purchase common stock of the company on these terms). The rights are nonvoting, expire in 2003 and may be redeemed by the Company at a price of two-thirds of a cent per right at any time prior to the tenth day after an individual or group acquired 15% of the Company's voting stock, unless extended. Additional details are set forth in the Rights Plan filed with the Securities and Exchange Commission on August 3, 1993.

                              BMC WEST CORPORATION
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

6.  STOCKHOLDERS' EQUITY (CONTINUED)
    The Company has various plans, all approved by the shareholders, under which the Compensation Committee of the Board of Directors may grant options to purchase common stock to employees, officers and directors. The options vest over various periods up to ten years. Information relating to all common shares under option follows:

                                                          1993             1994             1995
                                                     ---------------  ---------------  ---------------
Activity for year--
  Outstanding at beginning of year.................          343,533          427,241          472,482
  Granted..........................................          101,414           88,415           79,385
  Exercised........................................           (8,601)         (21,410)          (5,837)
  Forfeited........................................           (9,105)         (21,764)          (3,744)
                                                     ---------------  ---------------  ---------------
    Outstanding at end of year.....................          427,241          472,482          542,286
                                                     ---------------  ---------------  ---------------
                                                     ---------------  ---------------  ---------------
At year-end--
  Exercisable......................................          209,304          377,204          443,818
  Shares reserved..................................          981,399          959,989          954,152
                                                     ---------------  ---------------  ---------------
                                                     ---------------  ---------------  ---------------
Exercise price per share
  Options granted..................................   $8.67 - 16.17   $17.00 - 29.75   $13.50 - 14.25
  Options exercised................................   1.21 -  5.67     1.21 - 16.17     1.21 - 16.17
  Options outstanding..............................   1.21 -  5.67     1.21 - 29.75     1.21 - 29.75

    Some of the options were granted at exercise prices below fair market value. The difference is being recognized ratably over the vesting period as compensation expense and was $79,000 in 1993, $216,000 in 1994 and $213,000 in 1995. At December 31, 1995, options to purchase 42,887 remain outstanding that were granted at less than fair market value. All other options were granted at the fair market value of the underlying common stock on the date of grant.

7.  RETIREMENT PLANS
    The Company has a Savings and Retirement Plan for its salaried and certain of its hourly employees whereby the eligible employees may contribute a percentage of their salaries to a trust, i.e. a 401(k) plan. The Company also makes contributions to the trust based on a percentage of the contributions made by the participating employees. The Company's contributions are charged against operations and were $343,000 in 1993, $544,000 in 1994 and $703,000 in 1995.

    In 1993, the Company established a supplemental retirement plan for selected key management employees and directors. The cost is based on the Company achieving certain operating earnings levels. The Company charged operations for $377,000 in 1993, $597,000 in 1994 and $414,000 in 1995 pursuant to this plan.
In 1994, the Company purchased company-owned life insurance on the participants in order to have a funding mechanism for this plan. Retirement payments will be paid to the participants or their beneficiary over a 15-year period subsequent to retirement or death.

    The Company does not provide any other postretirement benefits for its employees.

8.  RELATED PARTY TRANSACTIONS
    The Company pays a management fee to MDC Management Company (MDC), of which the Chairman of the Company is a managing partner. These management fees were $195,000 in 1993 and 1994 and $155,000 in 1995.

                              BMC WEST CORPORATION
                 NOTES TO THE FINANCIAL STATEMENTS (Continued)

9.  COMMITMENTS AND CONTINGENCIES

    OPERATING LEASES. The Company leases real property, vehicles and office equipment under operating leases. Rental expense was $1,806,000 in 1993,
$2,496,000   in  1994  and  $3,871,000  in  1995.  Certain  of  the  leases  are noncancellable and have minimum lease payment requirements of $3,067,000 in 1996, $2,718,000 in 1997, $1,725,000 in 1998, $1,143,000 in 1999 and $729,000 in
2000.

    LEGAL PROCEEDINGS. The Company is involved in litigation and other legal matters arising in the normal course of business. In the opinion of management, the Company's recovery or liability, if any, under any of these matters will not have a material effect on the Company's financial position, liquidity or results of operations.

    CONCENTRATIONS OF CREDIT RISK. The Company sells building materials, primarily to professional contractors, as well as to advanced, service oriented consumers through its 52 building materials centers located in ten western states. No one customer exceeds 2% of net sales. Because the customers are dispersed throughout the Company's various markets, the Company's credit risk to any one customer or state economy is not considered significant. The Company performs on-going credit evaluations of its customers and provides reserves for potential losses.

10. OTHER DATA
    Other income consisted of the following (in thousands):

                                                                        1993       1994        1995
                                                                      ---------  ---------  ----------
Interest income, primarily from delinquent accounts receivable......  $     863  $   1,159  $    1,251
Gain (loss) on sale of assets.......................................        (79)       133          40
Other...............................................................        164        237         310
                                                                      ---------  ---------  ----------
                                                                      $     948  $   1,529  $    1,601
                                                                      ---------  ---------  ----------
                                                                      ---------  ---------  ----------

    Receivables consisted of the following at December 31 (in thousands):

                                                                                     1994       1995
                                                                                  ----------  ---------
Trade receivables...............................................................  $   50,843  $  64,613
Allowance for doubtful accounts.................................................        (932)    (1,426)
                                                                                  ----------  ---------
                                                                                      49,911     63,187
Other...........................................................................       3,914      2,633
                                                                                  ----------  ---------
                                                                                  $   53,825  $  65,820
                                                                                  ----------  ---------
                                                                                  ----------  ---------

    Property and equipment consisted of the following at December 31 (in thousands):

                                                                                    1994        1995
                                                                                  ---------  ----------
Land............................................................................  $  15,922  $   23,898
Buildings and improvements......................................................     34,556      53,908
Machinery and fixtures..........................................................     11,689      18,226
Handling and delivery equipment.................................................     13,813      18,981
Construction in progress........................................................      6,243       1,936
                                                                                  ---------  ----------
                                                                                     82,223     116,949
Less accumulated depreciation...................................................    (14,539)    (20,546)
                                                                                  ---------  ----------
                                                                                  $  67,684  $   96,403
                                                                                  ---------  ----------
                                                                                  ---------  ----------

    Property and equipment at December 31, 1995 includes $309,000 of assets and $242,000 of accumulated depreciation arising from capital leases.

                              BMC WEST CORPORATION
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

10. OTHER DATA (CONTINUED)
    Changes in working capital items, net of acquisitions and divestitures, in the statement of cash flows is as follows (in thousands):

                                                                        1993       1994        1995
                                                                      ---------  ---------  ----------
(Increase) decrease in receivables..................................  $ (12,438) $   4,544  $   (4,316)
(Increase) decrease in inventories..................................     (6,413)    (3,868)      9,994
(Increase) decrease in prepaid expenses and deferred income tax
 benefit............................................................        (85)      (555)        229
Increase (decrease) in accounts payable and accrued expenses........     11,031       (887)       (808)
                                                                      ---------  ---------  ----------
                                                                      $  (7,905) $    (766) $    5,099
                                                                      ---------  ---------  ----------
                                                                      ---------  ---------  ----------

11. FINANCIAL INSTRUMENTS
    The book value compared with the fair value of financial instruments at December 31 follows (in thousands):

                                                                    1994                   1995
                                                            --------------------  ----------------------
                                                              BOOK       FAIR        BOOK        FAIR
                                                              VALUE      VALUE      VALUE       VALUE
                                                            ---------  ---------  ----------  ----------
Cash and cash equivalents.................................  $   5,173  $   5,173  $    6,004  $    6,004
                                                            ---------  ---------  ----------  ----------
                                                            ---------  ---------  ----------  ----------
Long-term debt:
  Variable rate debt......................................  $  31,230  $  31,230  $   26,120  $   26,120
  Fixed rate debt.........................................     45,181     43,324      95,000      95,037
                                                            ---------  ---------  ----------  ----------
                                                            $  76,411  $  74,554  $  121,120  $  121,157
                                                            ---------  ---------  ----------  ----------
                                                            ---------  ---------  ----------  ----------

    The fair value of variable interest rate long-term debt is deemed to approximate book value.

    The fair value of fixed rate debt has been estimated based upon relative changes in the Company's variable borrowing rates since the date interest rates were fixed. At December 31, 1995, the Company had no derivative financial instruments.

                              BMC WEST CORPORATION
                         CONDENSED STATEMENTS OF INCOME
                                  (UNAUDITED)
               FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                            THREE MONTHS ENDED
                                                                                                MARCH 31,
                                                                                        --------------------------
                                                                                            1995          1996
                                                                                        ------------  ------------
Net sales.............................................................................  $    120,519  $    147,599
Cost of sales.........................................................................        93,282       114,515
                                                                                        ------------  ------------
Gross profit..........................................................................        27,237        33,084
Selling, general and administrative expense...........................................        24,767        29,626
Other income, net.....................................................................           316           737
                                                                                        ------------  ------------
Income from operations................................................................         2,786         4,195
Interest expense......................................................................         1,959         2,956
                                                                                        ------------  ------------
Income before income taxes............................................................           827         1,239
Income taxes..........................................................................           323           489
                                                                                        ------------  ------------
Net income............................................................................  $        504  $        750
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Net income per common and common equivalent share.....................................  $       0.05  $       0.08
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Weighted average number of common and common equivalent shares outstanding............     9,701,779     9,755,099
                                                                                        ------------  ------------
                                                                                        ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                              BMC WEST CORPORATION
                            CONDENSED BALANCE SHEETS
                    AT DECEMBER 31, 1995 AND MARCH 31, 1996

                             (DOLLARS IN THOUSANDS)

                                                                                      DECEMBER 31,    MARCH 31,
                                                                                          1995           1996
                                                                                      -------------  ------------
                                                                                                     (UNAUDITED)
Current assets
  Cash..............................................................................   $     6,004    $    3,862
  Receivables, net..................................................................        65,820        69,817
  Inventories.......................................................................        66,506        74,519
  Deferred income tax benefit.......................................................         1,668         1,668
  Prepaid expenses..................................................................         1,275         2,438
                                                                                      -------------  ------------
    Total current assets............................................................       141,273       152,304
Property and equipment, net.........................................................        96,403        94,964
Deferred loan costs.................................................................         2,440         2,286
Goodwill, net.......................................................................        18,421        18,573
Other...............................................................................         6,433         6,875
                                                                                      -------------  ------------
    Total assets....................................................................   $   264,970    $  275,002
                                                                                      -------------  ------------
                                                                                      -------------  ------------
Current liabilities
  Current portion of long-term debt.................................................   $       129    $       96
  Current redemption requirement on Class B preferred stock.........................         1,000         1,000
  Accounts payable..................................................................        29,383        34,162
  Accrued expenses..................................................................        10,565         9,357
                                                                                      -------------  ------------
    Total current liabilities.......................................................        41,077        44,615
Long-term debt, net of current portion..............................................       121,120       127,850
Deferred income taxes...............................................................         3,161         3,161
Other long-term liabilities.........................................................         1,725         1,683
Class B preferred stock.............................................................         1,960           968
Stockholders' equity
  Common stock, $0.001 par value, 20,000,000 shares authorized; 9,483,229 and
   9,491,183 shares outstanding at December 31, 1995 and March 31, 1996,
   respectively.....................................................................             9             9
  Additional paid-in-capital........................................................        59,188        59,242
  Retained earnings.................................................................        36,730        37,474
                                                                                      -------------  ------------
    Total stockholders' equity......................................................        95,927        96,725
                                                                                      -------------  ------------
    Total liabilities, redeemable preferred stock and stockholders' equity..........   $   264,970    $  275,002
                                                                                      -------------  ------------
                                                                                      -------------  ------------

   The accompanying notes are an integral part of these financial statements.

                              BMC WEST CORPORATION
                       CONDENSED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
               FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

                                                                                              THREE MONTHS ENDED
                                                                                                  MARCH 31,
                                                                                             --------------------
                                                                                               1995       1996
                                                                                             ---------  ---------
Cash flows from operating activities
  Net income...............................................................................  $     504  $     750
  Adjustments to reconcile net income to cash used in operating activities:
    Depreciation and amortization..........................................................      2,012      2,498
    (Gain) loss on sale of assets..........................................................         --       (367)
  Changes in working capital items net of effects of acquisitions..........................     (4,125)    (8,094)
  Other....................................................................................        192       (813)
                                                                                             ---------  ---------
      Net cash used in operating activities................................................     (1,417)    (6,026)
                                                                                             ---------  ---------
Cash flows from investing activities
  Purchase of property and equipment.......................................................     (4,600)    (1,642)
  Payment for acquisitions.................................................................     (5,367)    (1,810)
  Sale of property and equipment...........................................................         50      1,639
  Purchase of other long-term assets.......................................................       (265)        --
                                                                                             ---------  ---------
      Net cash used in investing activities................................................    (10,182)    (1,813)
                                                                                             ---------  ---------
Cash flows from financing activities
  Repayment of notes payable...............................................................     (2,664)        --
  Borrowings under revolving credit agreement..............................................     48,489     45,830
  Repayments under revolving credit agreement..............................................    (79,720)   (39,100)
  Issuance of debt.........................................................................     50,000         --
  Redemption of Class B preferred stock....................................................     (1,000)    (1,000)
  Financing costs..........................................................................       (782)        --
  Capital lease payments...................................................................        (20)       (33)
  Other....................................................................................        (71)        --
                                                                                             ---------  ---------
      Net cash provided by financing activities............................................     14,232      5,697
                                                                                             ---------  ---------
Net increase (decrease) in cash............................................................      2,633     (2,142)
Cash, beginning of period..................................................................      5,173      6,004
                                                                                             ---------  ---------
Cash, end of period........................................................................  $   7,806  $   3,862
                                                                                             ---------  ---------
                                                                                             ---------  ---------
Supplemental cash flow information:
  Cash paid during the period for --
    Interest, net of interest capitalized..................................................  $   1,030  $   1,259
    Income taxes...........................................................................  $      --  $      --

   The accompanying notes are an integral part of these financial statements.

                              BMC WEST CORPORATION
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  SUMMARY
    The condensed financial statements included herein have been prepared by the Company, without audit, pursuant to the rules of the Commission. In the opinion of management, all adjustments necessary to present fairly, the results for the periods presented have been included herein. The adjustments made were of a normal, recurring nature. Certain information and footnote disclosure normally included in the financial statements have been condensed or omitted pursuant to the rules and regulations of the Commission, although the Company believes that the disclosures are adequate to make the information presented not misleading. These unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included elsewhere in this Prospectus. The results of operations for the periods presented are not necessarily indicative of the results that might be expected for the fiscal year.

2.  WORKING CAPITAL CHANGES
    Changes in working capital items, net of acquisitions, for the three months ended March 31, 1995 and 1996 are as follows (in thousands):

                                                                                     1995        1996
                                                                                  ----------  ----------
(Increase) decrease in accounts receivable......................................  $    1,375  $   (2,761)
Increase in inventories.........................................................      (2,640)     (7,747)
Increase in prepaid expenses....................................................        (251)     (1,157)
Increase (decrease) in accounts payable and accrued expenses....................      (3,378)      1,874
Increase in interest payable....................................................         769       1,697
                                                                                  ----------  ----------
                                                                                  $   (4,125) $   (8,094)
                                                                                  ----------  ----------
                                                                                  ----------  ----------

3.  LONG-TERM DEBT
    Long-term debt consisted of the following at (in thousands):

                                                                              DECEMBER 31,    MARCH 31,
                                                                                  1995          1996
                                                                              -------------  -----------
Revolving credit agreement borrowings.......................................   $    26,120    $  32,850
9.18% unsecured senior notes................................................        50,000       50,000
8.10% unsecured senior notes................................................        25,000       25,000
10% unsecured senior subordinated notes.....................................        20,000       20,000
Capital lease obligations...................................................           129           96
                                                                              -------------  -----------
                                                                                   121,249      127,946
Less current portion........................................................          (129)         (96)
                                                                              -------------  -----------
                                                                               $   121,120    $ 127,850
                                                                              -------------  -----------
                                                                              -------------  -----------

4.  ACQUISITIONS
    In the first quarter of 1996, the Company purchased substantially all of the assets of two window distribution facilities in Texas. The total purchase price of these facilities was $1,810,000.

             [PHOTOGRAPH SHOWS FLATBED TRUCKS LOADED WITH LUMBER.]

               BMC West prepares building materials packages and
                   coordinates on-time delivery to job sites.

  [PHOTOGRAPH SHOWS THE OUTSIDE VIEW OF A BMC WEST BUILDING MATERIALS CENTER.]

In its well-maintained facilities, BMC West tailors its product mix and services to meet the demands of its individual local markets.

     [PHOTOGRAPH SHOWS TWO MEN IN DISCUSSION AT HOUSING CONSTRUCTION SITE.]

               BMC West's trained and experienced sales personnel
                        assist contractors with project
                      design and materials specification.

[PHOTOGRAPH SHOWS MAN OPERATING PIECE OF MACHINERY IN DOOR SHOP.]

               Value-added activities, such as pre-hanging doors,
                 are an important part of BMC West's strategy.

- ------------------------------------------------
                                ------------------------------------------------
- ------------------------------------------------
                                ------------------------------------------------

    No dealer, salesman or other person has been authorized to give any information or to make any representation other than those contained in this Prospectus in connection with the offer contained herein, and if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, shares of Common Stock in any jurisdiction to any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction or in which the person making such offer or solicitation is not qualified to do so. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date of this Prospectus or that the information contained herein is correct as of any time subsequent to its date.

                            ------------------------

                               TABLE OF CONTENTS

                                               PAGE
                                               -----
Prospectus Summary........................           3
Risk Factors..............................           6
Use of Proceeds...........................           8
Capitalization............................           8
Price Range of Common Stock and Dividend
 Policy...................................           9
Selected Financial and Operating Data.....           9
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations...............................          11
Business..................................          15
Management................................          24
Underwriting..............................          26
Legal Matters.............................          27
Experts...................................          27
Available Information.....................          27
Incorporation of Certain Documents by
 Reference................................          28
Index to Financial Statements.............         F-1

                                     [LOGO]

                            ------------------------

                                2,000,000 SHARES

                                  COMMON STOCK

                                   PROSPECTUS

                                           , 1996

                             ---------------------

                            DILLON, READ & CO. INC.
                               PIPER JAFFRAY INC.

- ------------------------------------------------
                                ------------------------------------------------
- ------------------------------------------------
                                ------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates except for the registration fee and the NASD filing fee.

Registration fee......................................................  $ 14,474
NASD filing fee.......................................................     4,698
Nasdaq fee............................................................    17,500
Blue Sky qualification fees and expenses..............................    12,000
Printing and engraving expenses.......................................   110,000
Transfer agent and registrar fees.....................................     5,000
Accounting fees and expenses..........................................    30,000
Legal fees and expenses...............................................    50,000
Miscellaneous.........................................................    16,328
                                                                        --------
    Total.............................................................  $260,000
                                                                        --------
                                                                        --------

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

    The Registrant's Certificate of Incorporation and Bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by
Section 102(b)(7) of the General Corporation Law of Delaware (the "Delaware Law") and (ii) require the Registrant to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to
Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of a corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that the provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate liability for breach of the director's duty of loyalty to the Registrant or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for any transaction from which the director derived an improper personal benefit or for any willful or negligent payment of any unlawful dividend or any unlawful stock purchase agreement or redemption. The provisions of the Bylaws further provide that rights conferred under such Bylaws shall not be deemed to be exclusive of any other right such persons may have or acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders, vote of disinterested directors or otherwise.

    The Registrant has entered into agreements with its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its listed enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. The indemnification agreements and the indemnification provisions discussed above may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act").

    The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Company and its officers and directors, and by the Company of the Underwriters, for certain liabilities arising under the Securities Act or otherwise.

    The Registrant has purchased an insurance policy covering the officers and directors of the Registrant with respect to certain liabilities arising under the Securities Act or otherwise.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (A)   EXHIBITS

  EXHIBIT
  NUMBER                               DESCRIPTION OF DOCUMENT
  -------  --------------------------------------------------------------------------------
    1.1    Form of Underwriting Agreement.
    5.1    Opinion of Gibson, Dunn & Crutcher LLP.
   23.1    Consent of Arthur Andersen LLP.
   23.2    Consent of Gibson, Dunn & Crutcher LLP. Reference is made to Exhibit 5.1.
   24.1    Power of Attorney. Reference is made to page II-3.

ITEM 17.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boise, State of Idaho, on the 14th day of May, 1996.

                                          BMC WEST CORPORATION

                                          By:      /s/ DONALD S. HENDRICKSON

                                          --------------------------------------
                                                    Donald S. Hendrickson
                                                President and Chief Executive
                                                         Officer
                                              (PRINCIPAL EXECUTIVE OFFICER)

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Donald S. Hendrickson and Ellis C. Goebel, and each of them, as his true and lawful attorneys-in-fact and agents with final power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, final power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             SIGNATURE                                TITLE                       DATE
- ------------------------------------  -------------------------------------  --------------

               /s/ DONALD S.
            HENDRICKSON               President, Chief Executive Officer
- ------------------------------------   and Director                           May 14, 1996
       Donald S. Hendrickson           (PRINCIPAL EXECUTIVE OFFICER)

                  /s/ ELLIS C.
               GOEBEL                 Vice President and Treasurer
- ------------------------------------   (PRINCIPAL FINANCIAL OFFICER)          May 14, 1996
          Ellis C. Goebel

                 /s/ ROBERT L.
               BECCI                  Vice President and Controller
- ------------------------------------   (PRINCIPAL ACCOUNTING OFFICER)         May 14, 1996
          Robert L. Becci

                   /s/ ALEC F.
                BECK
- ------------------------------------  Director                                May 14, 1996
            Alec F. Beck

                /s/ GEORGE E.
               MCCOWN
- ------------------------------------  Director                                May 14, 1996
          George E. McCown

             SIGNATURE                                TITLE                       DATE
- ------------------------------------  -------------------------------------  --------------

                  /s/ H. JAMES
               BROWN
- ------------------------------------  Director                                May 14, 1996
           H. James Brown

                  /s/ WILBUR J.
                FIX
- ------------------------------------  Director                                May 14, 1996
           Wilbur J. Fix

               /s/ ROBERT V.
             HANSBERGER
- ------------------------------------  Director                                May 14, 1996
        Robert V. Hansberger

                   /s/ GUY O.
               MABRY
- ------------------------------------  Director                                May 14, 1996
            Guy O. Mabry

                 /s/ ROBERT E.
               MELLOR
- ------------------------------------  Director                                May 14, 1996
          Robert E. Mellor

                  /s/ PETER S.
              O'NEILL
- ------------------------------------  Director                                May 14, 1996
          Peter S. O'Neill

                                 EXHIBIT INDEX

  EXHIBIT                                                                                    SEQUENTIALLY
  NUMBER                               DESCRIPTION OF DOCUMENT                               NUMBERED PAGE
  -------  --------------------------------------------------------------------------------  -------------
    1.1    Form of Underwriting Agreement. ................................................
    5.1    Opinion of Gibson, Dunn & Crutcher LLP. ........................................
   23.1    Consent of Arthur Andersen LLP. ................................................
   23.2    Consent    of    Gibson,   Dunn    &   Crutcher    LLP.   Reference    is   made
            to Exhibit 5.1. ...............................................................
   24.1    Power of Attorney. Reference is made to page II-3. .............................